                                                    ----------------------------
                                                    This filing is made pursuant
                                                    to Rule 424(b)(4) under the
                                                    Securities Act of 1933 in
                                                    connection with Registration
                                                    No. 333-33521
                                                    ----------------------------


PROSPECTUS

--------------------------------------------------------------------------------

                                2,000,000 SHARES
                                     [LOGO]

                                  INTERVU INC.

                                  COMMON STOCK
--------------------------------------------------------------------------------


InterVU Inc. ("InterVU" or the "Company") hereby offers 2,000,000 shares of Common Stock, $.001 par value per share (the "Common Stock"). Prior to the offering (the "Offering"), there has been no public market for the Common Stock and there can be no assurance that such a market will develop after completion of the Offering or, if developed, that it will be sustained. See "Underwriting" for information relating to the determination of the initial public offering price.



NBC Multimedia, Inc., a wholly-owned subsidiary of National Broadcasting Company, Inc., has agreed, subject to certain closing conditions, to purchase 210,526 shares of Common Stock at the initial public offering price in a direct offering to be consummated concurrently with the Offering (the "Direct Offering"). See "Direct Offering."



The Common Stock has been approved for quotation on the Nasdaq Stock Market's National Market System (the "Nasdaq National Market") under the symbol ITVU.

--------------------------------------------------------------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN INFORMATION WHICH SHOULD BE CAREFULLY CONSIDERED BEFORE PURCHASING SHARES OF THE COMMON STOCK OFFERED HEREBY.
--------------------------------------------------------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


=================================================================================================
                                        PRICE TO           UNDERWRITING          PROCEEDS TO
                                         PUBLIC            DISCOUNTS(1)          COMPANY(2)
-------------------------------------------------------------------------------------------------
Per Share........................         $9.50               $0.665               $8.835
-------------------------------------------------------------------------------------------------
Total(3)(4)......................      $19,000,000          $1,330,000           $17,670,000
=================================================================================================



(1) Does not include a non-accountable expense allowance payable to Josephthal Lyon & Ross Incorporated ("Josephthal") and Cruttenden Roth Incorporated (the "Underwriters"). In addition, see "Underwriting" for further information concerning indemnification and contribution arrangements with, and other compensation payable to, the Underwriters.



(2) Before deducting offering expenses estimated to be $850,000, including the Underwriters' non-accountable expense allowance.



(3) The Company has granted the Underwriters an option (the "Over-Allotment Option"), exercisable for a period of 30 days after the date of this Prospectus, to purchase up to an additional 300,000 shares of Common Stock upon the same terms and conditions set forth above, solely to cover over-allotments, if any. If the Over-Allotment Option is exercised in full, the total Price to Public, Underwriting Discounts and Proceeds to Company will be $21,850,000, $1,529,500 and $20,320,500, respectively. See
    "Underwriting."



(4) Excludes $2,000,000 to be received by the Company from the Direct Offering. See "Direct Offering."

--------------------------------------------------------------------------------


The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify the Offering without notice and to reject any order in whole or in part. It is expected that delivery of the Common Stock offered hereby will be made against payment therefor at the offices of Josephthal Lyon & Ross Incorporated, New York, New York, on or about November 25, 1997.


JOSEPHTHAL LYON & ROSS  CRUTTENDEN ROTH
                                                             INCORPORATED


The date of this Prospectus is November 19, 1997.

                                 [INTERVU LOGO]

V-Banner(TM)      InterVU's network approach to video delivery offers Web site owners and
Client Videos     advertisers a solution to offering video on the Internet. Video messages are
Free Software     hosted on the InterVU Network but accessed from customers' Web sites. Upon the request of an end-user at a participating Web site, the InterVU Network transmits video messages directly to the end- user. In the case of video banner advertisements, the video is displayed automatically to end-users with video player capability. The InterVU Network utilizes a number of proprietary technologies, including InterVU's Smart Mirror technology, All
                  Eyes software, InstaVU video player and EyeQ software, which together are designed to deliver video to the end-user from the "electronically closest"
                  server, provide Web site owners or advertisers with the ability to reach an increased number of end-users with their video content and improve end-users' video viewing experience.
     [INTERVU LOGO]         [MLB LOGO]     [NBC LOGO]
 http://www.intervu.net

     Below the MLB logo is a depiction of an Internet video player showing the legs of a baserunner as he prepares to slide into home plate. The video player represented contains triangular symbols representing forward and reverse, an icon representing the presence of sound and the word "InterVU."

     Below the NBC.com logo is a depiction of a video player showing a line of people entering a building with an NBC logo over the door. The video player represented contains triangular symbols representing the word "InterVU."

                            ------------------------

     Information contained in the Company's Web site shall not be deemed to be a part of this Prospectus.
                            ------------------------

     InterVU(TM), InstaVU(TM), V-Banner(TM), All Eyes(TM), Fast Track(TM), EyeQ(TM), Get Smart(TM), Smart Seek(TM), InterVU Player(TM), InstaVU Player(TM), InterVU Network(TM), Smart Mirror(TM), SmartVU(TM), Virtual URL(TM), Virtual Hop(TM) and the InterVU logo are trademarks of the Company. The Company has filed applications for trademark registration on the following trademarks: All Eyes, InstaVU, InterVU, Smart Mirror, SmartVU, Virtual Hop and Virtual URL. The Company has applied for servicemark registration on VUTOPIA. Major League Baseball trademarks and copyrights are used with permission of Major League Baseball Properties, Inc. NBC and the Peacock logo are registered trademarks of National Broadcasting Company, Inc. This Prospectus also includes trademarks of companies other than the Company.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Investors should carefully consider the information set forth under the heading "Risk Factors." Except as otherwise indicated, all information in this Prospectus (i) assumes that the Over-Allotment Option will not be exercised; (ii) assumes no exercise of the warrants to be issued by the Company to the Underwriters to purchase up to 200,000 shares of Common Stock (the "Advisors' Warrants"); (iii) has been adjusted to give effect to the 0.6298-for-one reverse stock split effected in November 1997 (the "Reverse Stock Split"); and (iv) reflects the automatic conversion of all outstanding shares of the Company's Preferred Stock (other than shares of the Company's Series G Convertible Preferred Stock (the "Series G Preferred")) into Common Stock upon the closing of the Offering.


                                  THE COMPANY

     InterVU Inc. is a specialized service company seeking to establish a leadership position in the Internet video delivery market. The Company utilizes a proprietary software system for routing and distributing high quality video over the Internet at rapid speeds. Unlike traditional Web site based video delivery solutions, the Company's system moves the video delivery mechanism away from the owner's Web site and on to the Company's network of specialized video servers strategically situated on the Internet (the "InterVU Network"). The InterVU Network allows the Company to deliver video quickly to end-users and allows Web site owners and advertisers to provide video on the Internet without having to invest in costly hardware and software or to maintain a staff of employees with video delivery expertise.

     The Company's target customers are the increasing number of Web site owners that seek a means of adding video presentations to their Web pages in an easily implemented and cost effective manner and advertisers that wish to incorporate video into banners and other Internet advertisements. The Company believes that multimedia-rich Web sites, capable of delivering high quality video content quickly to the end-user, can generate significant marketing differentiation and "top of mind" awareness in consumer buying decisions. Web site owners that have used the Company's services include NBC Multimedia, Inc. ("NBC Multimedia"), a wholly-owned subsidiary of National Broadcasting Company, Inc. ("NBC"), Major League Baseball, the Lifetime Television Network (Hearst/ABC-Viacom Entertainment Service), Yachting Magazine (Times Mirror Magazines), Turner Classic Movies (Turner Broadcasting System), Court TV, Speedvision Online (Cable Network Services) and NET-Political Talk. The Company's video banner advertisements have promoted Goldwin Golf on the Golfonline Web site, the Columbia Pictures movie "Air Force One" and Volvo cars on the Yahoo! Web site and Anheuser Busch on the Major League Baseball Web site.

     The Internet and most Internet software, hardware and service providers have experienced dramatic growth over the last three years. Unprecedented commercial and end-user interest in the Internet has been spurred by the introduction of key technologies, including Web browsers and powerful search engines. These technologies, along with consistent usage of Universal Resource Locators ("URLs"), have enabled end-users of the Internet to quickly and smoothly navigate to sites around the world. International Data Corporation has estimated that as of the end of 1996 there were approximately 35 million end-users of the Internet and that there would be approximately 175 million end-users by the year 2001. According to a Netcraft survey, as of July 1997 there were approximately 1.2 million Web sites.

     Traditional Internet video delivery mechanisms have been adversely affected by traffic congestion on the Internet and the limitations of video server storage and delivery resources, desktop storage capabilities and desktop processing power available for video decoding and playback. In addition, many Web site owners and advertisers have been reluctant to make the significant investments in hardware and software necessary to deliver video over the Internet from their own sites. As a result, most Web site owners and advertisers have been slow to utilize video on the Internet.

     The Company's network solution, by contrast, provides high throughput delivery of video messages to end-users over the Internet and allows Web site owners and advertisers to use video on the Internet without incurring substantial start-up costs. Video messages are hosted on the InterVU Network but accessed from customers' Web sites. Upon the request of an end-user at a participating Web site, the InterVU Network transmits video messages directly to the viewer. In the case of video banner advertisements, the video is displayed automatically to end-users with video player capability that visit the Web site containing the advertisement. The InterVU Network is designed to be platform, browser and software player independent, allowing Web site owners and advertisers to use a variety of digital video encoding formats with the assurance that such formats will be compatible with most platforms, browsers and software players an end-user may be utilizing. The InterVU Network utilizes a number of proprietary technologies, including the Company's Smart Mirror technology, All Eyes software, InstaVU video player and EyeQ software, which together are designed to deliver video to the end-user from the "electronically closest" server, provide Web site owners or advertisers with the ability to reach an increased number of end-users with their video content and improve end-users' video viewing experience.

     As part of the Company's strategy to provide video delivery services to the top tier of Internet multimedia content sites, in October 1997 the Company entered into a strategic alliance with NBC Multimedia. Pursuant to the strategic alliance, the Company became the exclusive provider of technology and services for the distribution of NBC entertainment audio/video content by means of NBC Web sites on the Internet. Pursuant to a strategic alliance agreement between the Company and NBC Multimedia (the "Strategic Alliance Agreement"), the Company will store NBC entertainment audio/video content on the InterVU Network and transmit such content to end-users via the Internet at their request.

     As consideration for the strategic alliance, the Company issued to NBC approximately 10% of the capital stock of the Company in the form of Series G Preferred, and NBC Multimedia granted the Company exclusive rights to deliver most NBC entertainment audio/video content from NBC Web sites. The Strategic Alliance Agreement provides for sharing of revenues from a newly created area to be placed on the "NBC.com" Web site that will contain, among other things, certain NBC entertainment audio/video content (the "Revenue Sharing Area") and allocates costs between the parties. The Strategic Alliance Agreement provides for an exclusive term of two years that will be extended to four years if certain cost and revenue goals to be mutually agreed upon in the future are established and met. NBC Multimedia has agreed to use commercially reasonable efforts to promote the Company and the InterVU Network in connection with Internet advertising promotions involving the Company's dissemination of NBC entertainment audio/video content. In addition, NBC Multimedia has agreed to use commercially reasonable efforts to introduce the Company to the television stations associated with the NBC Television Network and to refer other programming opportunities for the Internet to the Company, all to the extent that NBC Multimedia reasonably deems appropriate. See "Risk Factors -- Risks Associated with Strategic Alliance with NBC Multimedia" and
"Business -- Strategic Alliance with NBC Multimedia."


     NBC Multimedia has agreed, subject to certain closing conditions, to purchase 210,526 shares of Common Stock at the initial public offering price in a direct offering to be consummated concurrently with the Offering (the "Direct Offering"). After the consummation of the Offering and the Direct Offering, NBC Multimedia and NBC will together own approximately 10% of the outstanding shares of capital stock of the Company. Following consummation of the Direct Offering, the Company will be obligated to pay NBC Multimedia $2,000,000 in installments over three calendar quarters for the costs of producing and operating the Revenue Sharing Area and the costs of advertising and promotions to be placed by the Company on Web sites controlled by NBC.


     NBC Multimedia may terminate the Strategic Alliance Agreement without cause upon 90 days notice. If following the consummation of the Offering, NBC Multimedia exercises its right to terminate the Strategic Alliance Agreement without cause, NBC generally must return approximately one half of the shares of Series G Preferred issued to it by the Company or the shares of Common Stock into which they would be convertible if the termination occurs during the first two years of the agreement.

     The Company offers its services to Web site owners and advertisers for fees based on the volume of video content delivered, for flat fees or for a combination thereof. The Company expects to generate additional revenues in the future from selling advertising space on Web pages when Web site owners offer such space on their pages in exchange for a sharing of fees or for video encoding and delivery services performed by the Company. In addition, the Company generally charges its customers fees for encoding analog video into digital form for transmission over the Internet. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     InterVU was incorporated in Delaware in August 1995 and launched the InterVU Network in December 1996. Accordingly, the Company has a limited operating history on which to base an evaluation of its business and prospects. The Company's principal executive offices are located at 201 Lomas Santa Fe Drive, Solana Beach, California 92075, and its telephone number is (619) 350-1600.

                      THE OFFERING AND THE DIRECT OFFERING

Common Stock offered in the Offering....     2,000,000 shares


Common Stock offered in the Direct
Offering................................      210,526 shares (1)



Common Stock to be outstanding after the
Offering and the Direct Offering........     9,378,835 shares(2)


Use of proceeds.........................     Expansion of marketing and sales
                                             efforts, additional research and
                                             development expenditures, capital
                                             expenditures, funding costs related
                                             to its strategic alliance agreement
                                             with NBC Multi-media and working
                                             capital and other general corporate
                                             purposes. See "Use of Proceeds."

Risk factors............................     The securities offered hereby are
                                             speculative in nature and involve a
                                             high degree of risk. The risks
                                             faced by the Company include, among
                                             others, its limited operating
                                             history and anticipated losses;
                                             unpredictability of future
                                             revenues; unproven acceptance of
                                             the Company's fee structure and
                                             services; competition; and risks
                                             associated with the Company's
                                             strategic alliance with NBC
                                             Multimedia. See "Risk Factors."


Nasdaq National Market symbol...........     ITVU

---------------


(1) NBC Multimedia has agreed, subject to certain closing conditions, to purchase 210,526 shares of Common Stock in the Direct Offering at the price per share to the public in the Offering.



(2) Excludes 200,000 shares of Common Stock issuable upon exercise of the Advisors' Warrants, 735,102 shares of Common Stock issuable upon exercise of outstanding options under the 1996 Stock Plan of InterVU Inc. (the "1996 Stock Plan") and 806,144 shares issuable upon conversion of the Series G Preferred.

                         SUMMARY FINANCIAL INFORMATION
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                PERIOD FROM
                                               AUGUST 2, 1995                       NINE MONTHS ENDED
                                                (INCEPTION)       YEAR ENDED          SEPTEMBER 30,
                                              TO DECEMBER 31,    DECEMBER 31,     ---------------------
                                                    1995             1996          1996         1997
                                              ----------------   ------------     -------     ---------
STATEMENT OF OPERATIONS DATA:
  Revenues..................................        $ --          $       --      $    --     $      84
  Operating expenses:
     Research and development...............          33               1,420          967         1,301
     Selling, general and administrative....          16                 910          531         2,202
                                                    ----          ----------      -------     ---------
  Total operating expenses..................          49               2,330        1,498         3,503
                                                    ----          ----------      -------     ---------
  Loss from operations......................         (49)             (2,330)      (1,498)       (3,419)
  Interest income...........................           3                  52           34            76
                                                    ----          ----------      -------     ---------
  Net loss..................................        $(46)         $   (2,278)     $(1,464)    $  (3,343)
                                                    ====          ==========      =======     =========
  Pro forma net loss per share (1)..........                      $     (.31)                 $    (.41)
                                                                  ==========                  =========
  Shares used in computing pro forma net
     loss per share (l).....................                       7,337,448                  8,253,093
                                                                  ==========                  =========


                                                                           SEPTEMBER 30, 1997
                                                                         -----------------------
                                                                         ACTUAL   AS ADJUSTED(2)
                                                                         ------   --------------
BALANCE SHEET DATA:
  Cash and cash equivalents............................................  $4,358      $ 23,178
  Working capital......................................................   4,142        22,962
  Total assets.........................................................   5,080        23,900
  Long-term liabilities................................................      11            11
  Total stockholders' equity...........................................   4,791        23,611


---------------

(1) See Note 1 of Notes to Financial Statements for an explanation of the number of shares used in computing pro forma net loss per share.


(2) As adjusted to reflect the sale by the Company of 2,210,526 shares of Common Stock at the initial public offering price of $9.50 per share, and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby is speculative in nature and involves a high degree of risk. In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including, but not limited to, those discussed below as well as those discussed elsewhere in this Prospectus.

LIMITED OPERATING HISTORY; ACCUMULATED DEFICIT; ANTICIPATED LOSSES

     The Company was incorporated in August 1995 and launched the InterVU Network in December 1996. The Company has a limited operating history on which to base an evaluation of its business and prospects and currently is considered a development stage company. Accordingly, the Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as the delivery of video over the Internet. Such risks for the Company include, but are not limited to, an evolving and unproven business model and the management of growth. To address these risks, the Company must, among other things, maintain and significantly increase its customer base, implement and successfully execute its business and marketing strategy, continue to develop and upgrade its technology, provide superior customer service, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing these risks, and the failure to do so could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

     Since inception, the Company has incurred significant losses and, as of September 30, 1997, the Company had an accumulated deficit of approximately $5.7 million. To date, the Company has not generated any significant revenues and, as a result of the significant expenditures that the Company plans to make in sales and marketing, research and development and general and administrative activities over the near term, the Company expects to continue to incur significant operating losses and negative cash flows from operations on both a quarterly and annual basis through at least the end of fiscal 1998 and for the foreseeable future thereafter. For these and other reasons, there can be no assurance that the Company will ever achieve or be able to sustain profitability. The Company had federal and California tax net operating loss carry forwards at December 31, 1996 of approximately $2.3 million. The federal and California tax loss carry forwards will begin to expire in 2010 and 2003, respectively, unless previously utilized. The Company also has federal and California research tax credit carry forwards of approximately $47,000 and $38,000, respectively, which will begin to expire in 2010 unless previously utilized. The utilization of these losses is contingent upon the Company's ability to generate taxable income in the future. Because of that uncertainty, management has recorded a full valuation allowance with respect to these deferred tax assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Strategy" and Note 6 of Notes to Financial Statements.

     As consideration for the strategic alliance with NBC Multimedia, the Company issued 1,280,000 shares of Series G Preferred to NBC, and NBC Multimedia granted the Company exclusive rights to deliver most NBC audio/video content from NBC Web sites. NBC Multimedia may terminate the Strategic Alliance Agreement between the Company and NBC Multimedia without cause by giving 90 days prior written notice and, following the completion of the Offering, is required to return (i) all shares of Series G Preferred (or the shares of Common Stock into which such shares may in the future be converted) if termination occurs prior to January 10, 1998 and NBC Multimedia has not, at a minimum, displayed a button or link containing a copy of the Company's logo on the NBC Web site or
(ii) 600,000 shares of Series G Preferred (or Common Stock, as the case may be) if the termination occurs at any other time during the first two years of the exclusive term of the Strategic Alliance Agreement. Notwithstanding the foregoing, NBC Multimedia is not required to return any such shares until it has received from the Company the $2.0 million of non-refundable payments described below under "-- Risks Associated with Strategic Alliance with NBC Multimedia." The Company will determine the fair value of the Series G Preferred issued to NBC on the dates the requirements that NBC return some or all of the shares of Series G Preferred upon termination of the Strategic Alliance Agreement lapse. Based on these provisions, the Company currently expects to charge the then fair value of 680,000 shares of Series G Preferred to expense in the quarter ending March 31, 1998 and the then fair value of the remaining 600,000 shares of Series G Preferred to expense in the quarter ending December 31, 1999. Should the Company renegotiate or waive these provisions, removing NBC's obligation to return shares of Series G Preferred (or Common Stock, as the case may be), the Company would expense the fair value of the shares at that time. The Company believes that the fair value of each share of Series G Preferred will roughly approximate the price per share at which the Common Stock is then trading, multiplied by the .6298 conversion ratio applicable to the Series G Preferred. These noncash charges are likely to be substantial and are likely to have a material adverse impact on the Company's results of operations in the periods such expenses are recognized.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; UNPREDICTABILITY OF FUTURE REVENUES

     The Company's quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. Factors that may affect the Company's quarterly operating results include the future adoption rate of video content by Web site owners; the Company's ability to retain existing customers (including, in particular, NBC), attract new customers at a steady rate and maintain customer satisfaction; the level of use of the Internet and the growth of the market for video advertising on the Internet; the amount and timing of costs and expenditures relating to the expansion of the Company's business; the introduction or announcement of new Internet services by the Company and its competitors; price competition or pricing changes in the Internet, cable and telecommunications industries; technical difficulties or network downtime; general economic conditions; and economic conditions specific to the Internet, Internet media, corporate intranet and cable industries. As a result of the Company's limited operating history and the emerging nature of the markets in which it competes, the Company is unable to accurately forecast its revenues. In addition, the Company plans to increase operating expenses to fund additional sales and marketing, research and development and general and administrative activities. To the extent that these expenses are not accompanied by an increase in revenues, the Company would have to decrease or cease such expenditures or the Company's operating results and financial condition could be materially adversely affected. Due to all of the foregoing factors, it is possible that the Company's operating results in one or more future quarters will fail to meet or exceed the expectations of securities analysts or investors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNPROVEN ACCEPTANCE OF THE COMPANY'S FEE STRUCTURE

     The Company's business plan calls for it to generate revenues primarily from fees charged to customers for the volume of video content delivered. To date, however, the Company has generated most of its revenues from flat rate monthly fees charged to customers based upon video delivery and encoding services. In addition, certain of the Company's Web site customers have traded advertising space on their Web pages for video delivery services provided by the Company. Although monthly fees charged by the Company typically are based on estimates of the amounts such customers would pay under the pay-per-delivery approach, flat rate billing exposes the Company to the risk that end-users will download customers' video content at higher-than-anticipated rates, causing the Company to incur bandwidth expenses in excess of revenues. Likewise, trading video delivery services for advertising space exposes the Company to the risk that it will not generate sufficient proceeds from sales of advertising to cover its costs of supplying video delivery services. The Company does not currently have the expertise or staffing necessary to liquidate significant amounts of Internet advertising inventory through the direct sale of advertising to clients or the sale of advertising space to a reseller of such space, and there can be no assurance that the Company will develop such expertise and staffing or that the Company will establish a strategic relationship with a company having such capacities. There can be no assurance that the Company's pay-per-delivery fee structure will become widely accepted by Web site owners and advertisers, and the failure of the Company to successfully implement its pay-per-delivery fee structure or a profitable monthly fee equivalent would have a material adverse effect on the Company's business, prospects, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNCERTAIN MARKET FOR THE COMPANY'S SPECIALIZED SERVICES

     Use of the Internet by consumers is at a very early stage of development, and market acceptance of the Internet as a medium for information, entertainment, commerce and advertising is subject to a high level of uncertainty. The Company's success will depend in large part on the development and acceptance of the Internet as an advertising medium and, specifically, the use of advertising and Web sites which incorporate video. There can be no assurance that a market for Internet video delivery services will develop or that any such market, if developed, will offer significant revenue opportunities for specialized video delivery service providers such as the Company. The Company's customers have only limited experience, if any, with the Internet as a marketing and advertising medium, and neither its customers nor their advertising agencies have devoted a significant portion of their advertising budgets to Internet-based marketing and advertising activities in the past. In order for the Company to generate revenues from Web site owners and advertising customers, Web site owners, advertisers and advertising agencies must direct a portion of their budgets to Internet-based marketing and advertising activities which incorporate video. There can be no assurance that Web site owners, advertisers or advertising agencies will be persuaded to allocate or continue to allocate portions of their budgets to Internet-based marketing and advertising activities or, if so persuaded, that they will incorporate video in such marketing and advertising activities. The Company's services are highly specialized and designed solely to meet Web site owners' and advertisers' Internet video delivery needs. Accordingly, if Internet-based marketing and advertising activities incorporating video are not widely accepted by advertisers and advertising agencies, the Company's business, prospects, financial condition and results of operations would be materially adversely affected. See "Business -- Marketing and Sales."

     The Company's ability to achieve and maintain a leadership position in the Internet video delivery market will depend, among other things, on the Company's success in providing high-speed, high-quality video over the Internet, the Company's marketing efforts and the reliability of the Company's networks and services, none of which can be assured. If Web site owners and advertisers do not perceive the Company's services to be of high quality, or if the Company introduces new services or enters into new business ventures that are not favorably received, the Company's business, prospects, financial condition and results of operations would be materially adversely affected. Moreover, even if a significant market for video delivery services develops, there can be no assurance that Web site owners and advertisers will retain the Company to provide video delivery services. Because of the specialized nature of the Company's services, the absence of a market for video delivery services, or the Company's failure to obtain a significant share of such market if it develops, would have a material adverse effect on the Company's business, prospects, financial condition and results of operations.


     In order to attract early customers and achieve penetration of the market for Internet video delivery, the Company initially provided up to 90 days of free trial service to certain customers. Of the 20 customers who received such discounts, 19 customers have emerged from the free trial period, one customer remains in the trial period, and four customers discontinued the Company's video delivery service. There can be no assurance that the Company's customers will continue to utilize the Company's services or that the Company will be able to attract and retain new customers. The failure of the Company to retain customers after the free trial period or the inability of the Company to attract and retain new customers could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.


COMPETITION

     The market for Internet services is highly competitive, and the Company expects competition to increase significantly. In addition, the Company expects the market for the delivery of video over the Internet, to the extent it develops, to be intensely competitive. The Company faces substantial competition from companies that provide the hardware, digital video encoding software and know-how necessary to allow Web site owners and advertisers to utilize video in their Internet marketing and advertising activities. Several companies offer services that compete with those offered by the Company, including, among others, RealNetworks, Inc. (formerly Progressive Networks, Inc.) (RealVideo), VDOnet Corp. (VDOLive), VXtreme, Inc. (Web Theater), AudioNet Inc. (AudioNet) and At Home Corporation (@Home Experience). In August 1997, RealNetworks and MCI Communications Corporation ("MCI") announced a strategic alliance involving the introduction of a service, called "RealNetwork," that will deliver audio and video broadcasts over the Internet. The RealNetwork will reportedly permit end-users to simultaneously receive video broadcasts by distributing copies of digital video programs to multiple points on MCI's Internet backbone. The strategic alliance between RealNetworks and MCI appears to be a service-based marketing strategy similar to that being implemented by the Company. In addition, Microsoft Corporation ("Microsoft") has made significant investments in Internet video delivery technologies and has disclosed a multimedia strategy of broadening the market for video compression solutions. In August 1997, Microsoft announced (i) the release of its NetShow 2.0 multimedia server which incorporates technology for video and audio delivery over the Internet and corporate intranets, (ii) an agreement with leading video compression software companies, including RealNetworks and VDOnet Corp., to cooperate in defining future standards based on the Microsoft Active Streaming Format and (iii) the acquisition of VXtreme, Inc. Microsoft also holds significant equity positions in RealNetworks and VDOnet Corp. In addition, as was the case with VXtreme, Inc., RealNetworks and VDOnet Corp., providers of Internet delivery video services may be acquired by, receive investments from or enter into other commercial relationships with, larger, well-established and well-financed companies, such as Microsoft and MCI. Greater competition resulting from such relationships could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Because the operations and strategic plans of existing and future competitors are undergoing rapid change, it is extremely difficult for the Company to anticipate which companies are likely to offer competitive services in the future.

     The bases of competition in markets for video delivery include transmission speed, reliability of service, ease of access, price/performance, ease-of-use, content quality, quality of presentation, timeliness of content, customer support, brand recognition and operating experience. The Company believes that it compares favorably with its competitors with respect to each of these factors, except brand recognition and operating experience, both of which have been limited as a result of the Company's early stage of development. However, many of the Company's competitors and potential competitors have substantially greater financial, technical, managerial and marketing resources, longer operating histories, greater name recognition and/or more established relationships with advertisers and content and application providers than the Company. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing Internet services or online content than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect the Company's business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, the Company may make certain pricing, service or marketing decisions or enter into acquisitions or new ventures that could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

RISKS ASSOCIATED WITH STRATEGIC ALLIANCE WITH NBC MULTIMEDIA

     As part of the Company's strategy to provide video delivery services to the top tier of Internet multimedia content sites, in October 1997 the Company entered into the Strategic Alliance Agreement with NBC Multimedia. The terms of the Strategic Alliance Agreement subject the Company to a number of risks and uncertainties, including the following:


     Issuance of Stock. As consideration for the strategic alliance, the Company issued 1,280,000 shares of Series G Preferred to NBC pursuant to the terms of a Preferred Stock Purchase Agreement among the Company, NBC and NBC Multimedia (the "Series G Purchase Agreement"). Such shares represented approximately 10% of the Company's outstanding capital stock prior to this Offering. No cash consideration was received by the Company for the Series G Preferred. In addition, the Series G Purchase Agreement grants NBC Multimedia the right to purchase $2.0 million of Common Stock at the initial public offering price, and NBC Multimedia has exercised this right. See "Dilution," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock -- Preferred Stock" and "Direct Offering."



     InterVU Payment Obligations. InterVU is fully obligated to pay to NBC Multimedia a total of $2.0 million in a series of non-refundable payments (the "Prepayments"), the first of which will be in the amount of $750,000 and is payable immediately upon the completion of the Direct Offering. The Prepayments are designed to cover certain production, operational and promotional costs. If the Strategic Alliance Agreement is terminated for any reason, all unpaid Prepayments become immediately due and payable to NBC. There can be no assurance that NBC Multimedia will not terminate the Strategic Alliance Agreement, with or without cause. The termination of the Strategic Alliance Agreement would have a material adverse effect on the Company's business, prospects, financial condition and results of operations. See "NBC Multimedia's Termination Rights" below.

     Broad Discretionary Powers of NBC Multimedia. The Strategic Alliance Agreement provides NBC Multimedia with broad discretion in a number of areas, including (i) the determination of what materials and content will be made available for downloading through the InterVU Network, (ii) the promotional obligations of NBC Multimedia and (iii) the obligation of NBC Multimedia to introduce the Company to television stations associated with the NBC television network. The failure of NBC Multimedia to make a significant amount of compelling material available for downloading through the InterVU Network and to promote the Company and its Internet video delivery services could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

     Limited Nature of Exclusive Rights. The Strategic Alliance Agreement provides that, subject to certain exceptions, during the Exclusive Term (as defined below), NBC Multimedia will not make available for transmission over the Internet any entertainment (i.e., excluding sports, news and other non-entertainment programming) audio/video content in any format to users via a Web site operated or controlled by NBC ("NBC Internet Sites") other than pursuant to the Strategic Alliance Agreement. The Strategic Alliance Agreement expressly excludes from this provision audio/video content of less than five seconds in length. In addition, NBC Multimedia is not restricted from making such audio/video content available on any Internet site that is not an NBC Internet Site. There can be no assurance that NBC Multimedia will not make its audio/video content available on other Internet sites. A determination by NBC Multimedia to make its audio/video content available on other Internet sites could have a material adverse effect on the amount of revenues generated pursuant to the Strategic Alliance Agreement and could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

     The Exclusive Term is defined as the period commencing on October 10, 1997 and ending on October 10, 1999; provided that if certain mutually agreed cost and revenue goals are established and met, then the Exclusive Term shall be automatically extended until October 10, 2001. Although the Strategic Alliance Agreement provides that the parties shall meet and consult with one another in good faith and shall make good faith efforts to determine such cost and revenue goals on or before October 10, 1998, there can be no assurance that the Company and NBC Multimedia will be able to establish such mutually agreeable cost and revenue goals. The failure of the Company and NBC Multimedia to reach an agreement on this issue could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

     NBC Multimedia's Termination Rights. During the Exclusive Term, NBC Multimedia may terminate the Strategic Alliance Agreement without cause by giving 90 days prior written notice to the Company. NBC Multimedia also has the right to terminate the Strategic Alliance Agreement if, among other things, the services provided by the Company pursuant to such agreement materially decline below industry standards or fail to conform to the specifications set forth in the Strategic Alliance Agreement and the Company is unable to cure such failure within ten days of its receipt of notice. The Strategic Alliance Agreement requires the Company to maintain a successful user connection rate of at least 98%. The failure to maintain such a connection rate could be deemed to be a material breach by the Company of the Strategic Alliance Agreement, giving NBC Multimedia the right to terminate the Strategic Alliance Agreement for cause. Although the Company expects to maintain the required connection rate, there can be no assurance that the Company can do so. The Company has represented to NBC Multimedia in the Strategic Alliance Agreement that it will not use the InterVU Network in connection with the encoding or distribution of adult video content. Any such activity would constitute a breach of that representation and warranty and could result in a determination by NBC Multimedia to terminate the Strategic Alliance Agreement for cause. The termination of the Strategic Alliance Agreement, or the announcement of an intent to terminate, would have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Among other things, any such termination or announcement of an intent to terminate could cause other customers of the Company, especially NBC television affiliates then using the Company's video delivery services, if any, to terminate their relationship with the Company and would also have a negative impact on the Company's reputation in the market for Internet video delivery services, which would have a material adverse effect on the Company's ability to market its services to Web site owners and advertisers.


     If NBC Multimedia terminates the Strategic Alliance Agreement without cause during the first two years of the Exclusive Term, then NBC or NBC Multimedia would be required to return to the Company (i) all shares of Series G Preferred (or the shares of Common Stock into which such shares may in the future be converted) if termination occurs prior to January 10, 1998 and NBC Multimedia has not, at a minimum, displayed a button or link containing a copy of the Company's logo on the NBC Website or (ii) 600,000 shares of the Company's Series G Preferred (or Common Stock, as the case may be) if the termination occurs at any other time during the first two years of the Exclusive Term; provided that NBC or NBC Multimedia would not be required to return any shares until the Company had made the $2.0 million of Prepayments. NBC Multimedia is not obligated to return any shares to the Company if the Strategic Alliance Agreement is terminated by NBC Multimedia for cause.


     Limited Nature of Revenue Sharing Rights. The Strategic Alliance Agreement provides for the establishment of a new "area" (the "Revenue Sharing Area") to be created and placed by NBC Multimedia on its Web site to allow, among other things, the distribution of NBC audio/video clips and the promotion of the business relationship between the Company and NBC Multimedia. The Company is entitled to receive 30% of the actual NBC cash receipts, if any, from advertising, transactions and subscriptions directly attributable to any Revenue Sharing Area less certain costs and expenses associated with the Revenue Sharing Area. Since no Revenue Sharing Areas have yet been established, no revenues have been generated. There can be no assurance that any revenues will be generated by the Revenue Sharing Area. In addition, the Strategic Alliance Agreement permits NBC Multimedia to opt out of its 30% revenue sharing obligation by paying for the Company's video delivery services at rates at least as favorable as the most favorable rates offered by the Company to third parties, other than special promotional rates. NBC Multimedia would have an incentive to exercise its right to opt out of the revenue sharing obligation if the costs to NBC Multimedia of sharing revenue exceed the amount that NBC Multimedia would be required to pay the Company based on its most favorable video delivery rates. See
"Business -- Strategic Alliance with NBC Multimedia."

DEPENDENCE ON KEY PERSONNEL

     The Company's future performance and development will depend, in large part, upon the efforts and abilities of certain members of senior management, including Harry E. Gruber, its Chief Executive Officer and Chairman of the Board, and Brian Kenner, its Vice President and Chief Technology Officer. Dr. Gruber is also serving as the Company's Chief Financial Officer until the Company determines to retain an individual for that position. The loss of service of one or more members of senior management could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. The Company does not have employment agreements with any of its officers or employees. The Company, however, has obtained a key man life insurance policy on the life of Mr. Kenner in the amount of $1.0 million, of which the Company is the sole beneficiary. The Company does not have key man life insurance on Dr. Gruber. In addition, the Company believes that its future success will depend upon its continuing ability to identify, attract, motivate, train and retain other highly skilled managerial, financial, engineering, sales and marketing and other personnel. Competition for such personnel is intense. There can be no assurance that the Company will be successful in identifying, attracting, motivating, training and retaining the necessary personnel, and the failure to do so could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. See "Management."

DEPENDENCE ON INCREASED USAGE AND STABILITY OF THE INTERNET

     The future of the Internet as a center for information exchange, advertising, entertainment and commerce will depend in significant part on continued rapid growth in the number of households and commercial, educational and government institutions with access to the Internet, in the level of usage by individuals and businesses, and in the number and quality of products and services designed for use on the Internet. Because usage of the Internet as a medium for on-line exchange of information, advertising, entertainment and commerce is a recent phenomenon, it is difficult to predict whether the number of users drawn to the Internet will continue to increase. There can be no assurance that Internet usage patterns will not decline as the novelty of the medium recedes or that the quality of products and services offered on-line will improve sufficiently to continue to support user interest.

     Moreover, critical issues regarding the stability of the Internet's infrastructure remain unresolved. The rapid rise in the number of Internet users and increased transmission of audio, video, graphical and other multimedia content over the Web has placed increasing strains on the Internet's communications and transmission infrastructures. Continuation of such trends could lead to significant deterioration in transmission speeds and reliability of the Internet and could reduce the usage of the Internet by businesses and individuals. Any failure of the Internet to support the ever-increasing number of users due to inadequate infrastructure, or otherwise, could materially and adversely affect the acceptance of the Company's products and services which would, in turn, materially and adversely affect the Company's business, prospects, financial condition and results of operations.

RISKS OF TECHNOLOGICAL CHANGE

     The markets for Internet services are characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging nature of Internet products and services and their rapid evolution will require that the Company continually improve the performance, features and reliability of the InterVU Network and the Company's customer service, particularly in response to competitive offerings. There can be no assurance that the Company will be successful in responding quickly, cost effectively and sufficiently to these developments. There can be no assurance that the Company will be successful in achieving widespread acceptance of its services before competitors offer products and services with speed and performance similar to the Company's current offerings. In addition, the widespread adoption of new Internet or telecommunications technologies or standards could require substantial expenditures by the Company to modify or adapt its video delivery service and could fundamentally affect the character, viability and frequency of Internet-based advertising, either of which could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. In addition, new services or enhancements offered by the Company may contain design flaws or other defects that could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. See "Business -- Technology Overview" and "-- Customer Services."

SECURITY RISKS

     Despite the implementation of security measures, the Company's networks may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Internet Service Providers ("ISPs") and On-line Service Providers ("OSPs") have in the past experienced, and may in the future experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. Although the Company intends to continue to implement industry-standard security measures, industry-standard security measures have been circumvented in the past, and there can be no assurance that measures implemented by the Company will not be circumvented in the future. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to the Company's customers and end-users, which could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

RISKS OF ENCODING AND DISTRIBUTING ADULT VIDEO CONTENT

     While the Company does not currently provide its services to Web sites that host adult videos, the Company may in the future provide services to such sites. In determining whether to encode and/or deliver adult video content through the InterVU Network, the Company intends to take into account the overall costs of providing such services, including the potential adverse impact on its strategic alliance with NBC Multimedia and other possible negative reaction from its existing and potential Web site and advertising customers. The Company has represented to NBC Multimedia in its Strategic Alliance Agreement that it will not use the InterVU Network in connection with the encoding or distribution of adult video content. Any such activity would constitute a breach of that representation and warranty and could result in a determination by NBC Multimedia to terminate the Strategic Alliance Agreement. The Company could also be exposed to liability for encoding and hosting adult content deemed to be indecent or obscene. Although the United States Supreme Court has upheld lower court decisions declaring the anti-indecency provisions of the Telecommunications Act of 1996 unconstitutional, the law relating to liability for transmitting obscene or indecent material over the Internet remains unsettled.

     The loss of customers as a result of the Company's becoming associated with adult Web sites could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Such association could result even if the Company does not use the InterVU Network in connection with the encoding or distribution of adult video content. For example, if an end-user utilizing an Internet browser attempts to view an adult video and such end-user does not have the necessary software, or "plug-in," he or she will automatically be directed to the browser's plug-in finder page which lists the particular plug-ins, including the InterVU Player, that can display the video. If the InterVU Player is selected by the end-user, or if the end-user has already installed the InterVU Player, the adult video will be presented within the InterVU Player and with the InterVU name displayed in the manner depicted by the graphics located on the inside front cover page of this Prospectus.

INTELLECTUAL PROPERTY

     The Company regards its technology as proprietary and attempts to protect it with copyrights, trademarks, trade secret laws, restrictions on disclosure and other methods. In addition, the Company has filed seven United States patent applications and one international patent application and is in the process of preparing additional patent applications with respect to its technology. There can be no assurance that any patent will issue from these applications or that, if issued, any claims allowed will be sufficiently broad to protect the Company's technology. In addition, there can be no assurance that any patents that may be issued will not be challenged, invalidated or circumvented, or that any rights granted thereunder would provide proprietary protection to the Company. Failure of any patents to provide protection to the Company's technology may make it easier for the Company's competitors to offer technology equivalent or superior to the Company's technology. The Company also generally enters into confidentiality and non-disclosure agreements with its employees and consultants, and generally controls access to and distribution of its documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's services or technology without authorization, or to develop similar technology independently. There can be no assurance that the steps taken by the Company will prevent misappropriation or infringement of its technology. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's intellectual property rights or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. The Company believes that, due to the rapid pace of technological innovation for Internet products and services, the Company's ability to establish and maintain a position of technology leadership in the industry depends more on the skills of its development personnel than upon the legal protections afforded its existing technology.

ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER PROVISIONS

     Certain provisions of the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws could discourage potential acquisition proposals, could delay or prevent a change in control of the Company and could make removal of management more difficult. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers that are priced above the then current market value of the Common Stock. The provisions also may inhibit increases in the market price of the Common Stock that could result from takeover attempts. These provisions include a Board of Directors consisting of three classes; a limitation which permits only the Board of Directors, the

Chairman or the President of the Company to call a special meeting of stockholders; a prohibition against the stockholders acting by written consent; and certain advance notice procedures for nominating candidates for election to the Board of Directors and for proposing business before a meeting of stockholders. Additionally, the Board of Directors of the Company, without further stockholder approval, may issue up to 3,720,000 shares of Preferred Stock, in one or more series, with such terms as the Board of Directors may determine, including rights such as voting, dividend and conversion rights which could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock may be issued quickly with terms which delay or prevent the change in control of the Company or make removal of management more difficult. Also, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock. See "Description of Capital Stock -- Preferred Stock" and "-- Delaware Law and Certain Charter and Bylaw Provisions."

SHARES ELIGIBLE FOR FUTURE SALE


     Sales of a substantial number of shares of Common Stock in the public market following the Offering could materially adversely affect the prevailing market price of the Company's Common Stock. Upon completion of the Offering and the Direct Offering, the Company will have 9,378,835 shares of Common Stock outstanding (including 210,526 shares purchased in the Direct Offering). The 2,000,000 shares offered in the Offering (plus any shares issued upon exercise of the Over-Allotment Option) and the shares offered in the Direct Offering will be freely tradeable under the Securities Act of 1933, as amended (the "Securities Act"), unless held by "affiliates" of the Company as defined in Rule 144 under the Securities Act. Of the remaining 7,168,309 shares of Common Stock, all will be eligible for sale under Rule 144 under the Securities Act, subject to certain volume and other limitations, following expiration of the nine-month lockup agreements with Josephthal. Josephthal may, in its sole discretion, and at any time without notice, release all or any portion of the shares subject to such lock-up agreements. In addition, the shares of Common Stock issuable upon conversion of the Series G Preferred will become eligible for public sale under Rule 144 in October 1998. The Company also intends to register on Form S-8 following the effective date of the Offering, a total of 1,889,400 shares of Common Stock reserved for issuance or subject to outstanding options granted under the Company's 1996 Stock Plan. The Company has agreed to sell to the Underwriters, for nominal consideration, the Advisors' Warrants to purchase from the Company 200,000 shares of Common Stock. The Advisors' Warrants are initially exercisable at a price per share equal to 120% of the initial public offering price for a period of four years commencing one year after the date of this Prospectus and are restricted from sale, transfer, assignment or hypothecation for a period of twelve months from the date hereof, except to officers of the Representatives. The Advisors' Warrants also provide for adjustment in the number of shares of Common Stock issuable upon the exercise thereof as a result of certain subdivisions and combinations of the Common Stock. The Advisors' Warrants grant to the holders thereof certain rights of registration for the securities issuable upon exercise of the Advisors' Warrants. See "Management," "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriting."


CONTROL BY EXISTING STOCKHOLDERS

     Following the completion of the Offering, members of the Board of Directors and the executive officers of the Company, together with members of their families and entities that may be deemed affiliates of or related to such persons or entities, will beneficially own approximately 42.1% of the outstanding shares of Common Stock of the Company. Accordingly, these stockholders may be able to elect all of the Company's Board of Directors and determine the outcome of corporate actions requiring stockholder approval, such as mergers and acquisitions. This level of ownership may have a significant effect in delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of the Common Stock. See "Management -- Executive Officers and Directors" and "Principal Stockholders."

MANAGEMENT'S DISCRETION OVER USE OF PROCEEDS OF THE OFFERING

     The Company expects to use the net proceeds of the Offering for expansion of sales and marketing efforts, additional research and development expenditures and general corporate purposes, including working capital and capital expenditures. In addition, the Company intends to use a portion of the net proceeds to fund obligations under its strategic alliance agreement with NBC Multimedia. The Company may, if an opportunity arises, use an unspecified portion of the net proceeds to acquire or invest in complementary businesses, products and technologies. From time to time, in the ordinary course of business, the Company expects to evaluate potential acquisitions of such businesses, products or technologies. However, the Company has no present understandings, commitments or agreements with respect to any material acquisition or investment. Accordingly, management will have significant flexibility in applying the net proceeds of the Offering. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. See "Use of Proceeds."

GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES

     The Company is not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally and laws or regulations directly applicable to the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services. Furthermore, the growth and development of Internet markets may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of Internet use, which could, in turn, decrease the demand for the Company's services or increase the cost of doing business, or otherwise have an adverse effect on the Company's business, prospects, financial condition and results of operations. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to the Company's business, or the application of existing laws and regulations to the Internet could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

REQUIREMENTS FOR ADDITIONAL CAPITAL

     The Company believes that the net proceeds from the Offering, together with existing cash, cash equivalents, short-term cash investments and capital lease financing, will be sufficient to meet its working capital and capital expenditure requirements through at least the end of 1998. However, the Company may need to raise substantial additional funds if its estimates of working capital and/or capital expenditures change or prove inaccurate or in order for the Company to respond to unforeseen technological or marketing hurdles or to take advantage of unanticipated opportunities. Over the longer term, it is likely that the Company will require substantial additional funds to finance significant capital equipment expenditures and lease commitments for additional servers to expand the InterVU Network, as well as for product development, marketing, sales and customer support needs. There can be no assurance that any such funds will be available at the time or times needed, or available on terms acceptable to the Company. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to continue to develop new technologies and services or otherwise respond to competitive pressures. Such inability could have a material adverse effect on the Company's business, prospects, financial condition and result of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NO PRIOR TRADING MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     The trading price of the Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as actual or anticipated variations in quarterly operating results, announcements of technological innovations, new sales formats or new products or services by the Company or its competitors, changes in financial estimates by securities analysts, conditions or trends in Internet markets, changes in the market valuations of other Internet companies, announcements by the Company or its competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments, additions or departures of key personnel, sales of Common Stock and other events or factors, many of which are beyond the Company's control. In addition, the stock market in general, and the market for Internet-related and technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The trading prices of many technology companies' stocks are at or near historical highs and reflect price earnings ratios substantially above historical levels. There can be no assurance that these trading prices and price earnings ratios will be sustained. These broad market and industry factors may materially and adversely affect the market price of the Common Stock, regardless of the Company's operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against such company. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

IMMEDIATE AND SUBSTANTIAL DILUTION


     Investors participating in the Offering will incur immediate, substantial dilution in the amount of $6.98 per share. To the extent that options and warrants to purchase the Company's Common Stock are exercised, there may be further substantial dilution. See "Dilution." In addition, the Company has issued an aggregate of 765,830 shares of Series F Preferred Stock, all of which will be converted into Common Stock upon consummation of the Offering. As a result of the Offering, the conversion price of the Series F Preferred Stock will be adjusted, resulting in the issuance of 495,262 shares of Common Stock upon such conversion. See "Description of Capital Stock -- Preferred Stock."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of 2,000,000 shares of Common Stock offered in the Offering are estimated to be $16,820,000 ($19,442,000 if the Over-Allotment Option is exercised in full), after deducting the underwriting discounts, the non-accountable expense allowance and other estimated expenses of the Offering payable by the Company. In addition, the Company will receive $2,000,000 of additional proceeds upon the closing of the Direct Offering.



     The Company intends to use the estimated net proceeds as follows: (i) approximately $6.2 million will be used for increased marketing and sales efforts; (ii) approximately $5.3 million will be used for additional research and development; (iii) approximately $900,000 will be used for capital expenditures on equipment; (iv) $2.0 million will be used to meet the Company's installment obligations under the Strategic Alliance Agreement to pay NBC Multimedia for the costs of producing and operating the Revenue Sharing Area and the costs of advertising and promotions to be placed by the Company on Web sites controlled by NBC, including an installment of $750,000 due upon completion of the Direct Offering, and the Company anticipates incurring an additional approximately $2.0 million of development and support costs relating to the strategic alliance; and (v) approximately $2.4 million will be used for working capital and other general corporate purposes. Furthermore, from time to time the Company expects to evaluate possible acquisitions of or investments in businesses, products and technologies that are complementary to those of the Company, for which a portion of the net proceeds from the Offering or Direct Offering may be used. While the Company engages from time to time in discussions with respect to potential investments or acquisitions, the Company has no plans, commitments, or agreements with respect to any such investments or acquisitions. Pending such uses, the Company intends to invest the net proceeds of the Offering and Direct Offering in short-term, investment-grade, interest-bearing securities.


                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain all future earnings, if any, for use in the operation and development of its business and, therefore, does not expect to declare or pay any cash dividends on its Common Stock in the foreseeable future.

                                    DILUTION


     The pro forma net tangible book value of the Company as of September 30, 1997 was $4,791,000 or $0.67 per share after giving effect to the Stock Splits and the conversion of all outstanding shares of preferred stock, other than shares of Series G Preferred, into Common Stock upon the closing of the Offering. Pro forma net tangible book value per share represents the amount of total tangible assets of the Company reduced by the amount of its total liabilities, divided by the total pro forma number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the 2,210,526 shares of Common Stock offered in the Offering and the Direct Offering (after deducting estimated underwriting discounts, the non-accountable expense allowance and other estimated expenses of the Offering), the adjusted pro forma net tangible book value of the Company as of September 30, 1997 would have been $23,611,000, or $2.52 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $1.85 per share to existing stockholders and an immediate dilution of $6.98 per share to new investors. The following table illustrates the per share dilution in pro forma net tangible book value to new investors:



    Initial public offering price........................................           $ 9.50
      Pro forma net tangible book value per share as of September 30,
         1997............................................................  $ 0.67
      Increase per share attributable to new investors...................    1.85
                                                                           ------
    Pro forma net tangible book value per share after the Offering.......             2.52
                                                                                    ------
    Dilution per share to new investors..................................           $ 6.98
                                                                                    ======



     The above table assumes that no shares of Series G Preferred are converted into Common Stock and that no stock options are exercised. If all shares of Series G Preferred were converted into Common Stock, there would be an immediate increase in pro forma net tangible book value of $1.65 per share to existing stockholders and an immediate dilution of $7.18 per share to new investors.



     The following table summarizes as of September 30, 1997 on a pro forma basis after giving effect to the Stock Splits and the conversion of all outstanding shares of preferred stock, other than shares of Series G Preferred, into Common Stock upon the closing of the Offering, the differences in total consideration paid and the average price per share paid by existing stockholders and new investors with respect to the number of shares of Common Stock purchased from the Company.



                                          SHARES PURCHASED          TOTAL CONSIDERATION        AVERAGE
                                        ---------------------     -----------------------     PRICE PAID
                                         NUMBER       PERCENT       AMOUNT        PERCENT     PER SHARE
                                        ---------     -------     -----------     -------     ----------
Existing stockholders(1)..............  7,168,309       76.4%     $10,437,000       33.2%       $ 1.46
New investors(2)......................  2,210,526       23.6       21,000,000       66.8          9.50
                                        ---------     -------     -----------     -------
          Total(2)....................  9,378,835      100.0%     $31,437,000      100.0%
                                         ========      =====       ==========      =====


---------------


(1) The information presented with respect to existing stockholders assumes (i) that no shares of Series G Preferred are converted into Common Stock, (ii) no exercise of the Advisors' Warrants to purchase 200,000 shares of Common Stock and (iii) no exercise of outstanding options to purchase 735,102 shares of Common Stock granted under the 1996 Stock Plan. The issuance of Common Stock upon the conversion of the Series G Preferred or the exercise of the Advisors' Warrants and options granted under the 1996 Stock Plan will result in further dilution to new investors. See "Management" and Note 4 of Notes to Financial Statements.



(2) If the Over-Allotment Option is exercised in full, the Company will issue an additional 300,000 shares to new investors (3.1% of the total of 9,678,835 shares outstanding) and the total consideration from new investors will be $23,850,000 (69.6% of the total of $34,287,000 consideration paid for all shares outstanding).

                                 CAPITALIZATION


     The following table sets forth as of September 30, 1997, (i) the actual capitalization of the Company (as if the Reverse Stock Split had occurred prior to September 30, 1997); (ii) the pro forma capitalization as of such date after giving effect to the automatic conversion of all shares of Series A through Series F Convertible Preferred Stock upon the closing of the Offering and the issuance of 1,280,000 shares of Series G Preferred to NBC in October 1997, which will remain outstanding following the Offering and do not become convertible until July 10, 1998; and (iii) the pro forma capitalization as adjusted to give effect to the application of the estimated net proceeds from the sale by the Company of 2,000,000 shares of Common Stock offered in the Offering (after deducting the underwriting discounts, the non-accountable expense allowance and other estimated expenses of the Offering) and 210,526 shares of Common Stock in the Direct Offering. The table should be read in conjunction with the financial statements and the related notes appearing elsewhere in this Prospectus.



                                                                      SEPTEMBER 30, 1997
                                                                -------------------------------
                                                                  (IN THOUSANDS, EXCEPT SHARE
                                                                                          PRO
                                                                                         FORMA
                                                                             DATA)   PRO   AS
                                                                ACTUAL       FORMA      ADJUSTED
                                                                -------     -------     -------
Long-term capital lease obligations, less current portion.....  $    11     $    11     $    11
Stockholders' equity:
  Preferred Stock, $.001 par value; 4,650,000 shares
     authorized, 2,026,302 shares issued and outstanding,
     actual; 5,000,000 shares authorized and 1,280,000 shares
     outstanding, pro forma and as adjusted...................        2           1           1
  Common Stock, $.001 par value;
     16,000,000 shares authorized, 3,929,592 shares
     issued and outstanding, actual;
     16,000,000 shares authorized, 7,168,309 shares
     issued and outstanding, pro forma;
     20,000,000 shares authorized, 9,378,835 shares
     issued and outstanding as adjusted(1)....................        4           7           9
  Additional paid-in capital..................................   11,282      11,280      30,098
  Notes receivable from common stockholders...................       (3)         (3)         (3)
  Deferred compensation.......................................     (827)       (827)       (827)
  Deficit accumulated during the development stage............   (5,667)     (5,667)     (5,667)
                                                                -------     -------     -------
Total stockholders' equity....................................    4,791       4,791      23,611
                                                                -------     -------     -------
          Total capitalization................................  $ 4,802     $ 4,802     $23,622
                                                                =======     =======     =======


---------------


(1) Excludes 200,000 shares of Common Stock issuable upon exercise of the Advisors' Warrants, 735,102 shares of Common Stock issuable upon exercise of outstanding options under the 1996 Stock Plan and 806,144 shares of Common Stock issuable upon conversion of the Series G Preferred.

                            SELECTED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in this Prospectus. The statement of operations data for the period from the date of August 2, 1995 (Inception) through December 31, 1995 and for the year ended December 31, 1996 and the balance sheet data as of December 31, 1995 and 1996 are derived from the Company's financial statements audited by Ernst & Young LLP, independent auditors, included elsewhere in this Prospectus. The statement of operations data for the nine months ended September 30, 1996 and 1997 have been derived from unaudited financial statements of the Company and include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the financial data for such periods and as of such date. The results for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the full fiscal year.

                                                    PERIOD FROM
                                                   AUGUST 2, 1995                     NINE MONTHS ENDED
                                                    (INCEPTION)       YEAR ENDED        SEPTEMBER 30,
                                                  TO DECEMBER 31,    DECEMBER 31,    -------------------
                                                        1995             1996         1996       1997
                                                  ----------------   -------------   -------   ---------
STATEMENT OF OPERATIONS DATA:
  Total revenues................................        $ --           $      --     $    --   $      84
  Operating expenses:
     Research and development...................          33               1,420         967       1,301
     Selling, general and administrative........          16                 910         531       2,202
                                                        ----           ---------     -------   ---------
  Total operating expenses......................          49               2,330       1,498       3,503
                                                        ----           ---------     -------   ---------
  Loss from operations..........................         (49)             (2,330)     (1,498)     (3,419)
  Interest income...............................           3                  52          34          76
                                                        ----           ---------     -------   ---------
  Net loss......................................        $(46)          $  (2,278)    $(1,464)  $  (3,343)
                                                        ====           =========     =======   =========
  Pro forma net loss per share..................                       $    (.31)              $    (.41)
                                                                       =========               =========
  Shares used in computing pro forma net loss
     per share(1)...............................                       7,337,448               8,253,093
                                                                       =========               =========

                                                                DECEMBER 31,               SEPTEMBER
                                                        -----------------------------         30,
                                                            1995             1996             1997
                                                        ------------     ------------     ------------
BALANCE SHEET DATA:
  Cash and cash equivalents...........................      $509            $2,508           $4,358
  Working capital.....................................       509             2,365            4,142
  Total assets........................................       521             2,776            5,080
  Long-term liabilities...............................       411                27               11
  Total stockholders' equity..........................       110             2,597            4,791

---------------

(1) See Note 1 of Notes to Financial Statements for an explanation of the number of shares used in computing pro forma net loss per share.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements regarding the Company, its business, prospects and results of operations that are subject to certain risks and uncertainties posed by many factors and events that could cause the Company's actual business, prospects and results of operations to differ materially from those that may be expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, the risks detailed in the "Risk Factors" section of this Prospectus.

OVERVIEW

     The Company was incorporated in August 1995 and launched the InterVU Network in December 1996. The Company began recognizing revenue during the first nine months of 1997 through the delivery of video content over the InterVU Network and the provision of related services to the Company's initial customers.

     The Company offers its services to Web site owners and advertisers for fees based on the volume of video content delivered, for flat fees based on estimates of video to be delivered or for a combination thereof. The Company expects to generate additional revenues in the future from selling advertising space on Web pages when Web site owners trade such space on their pages for video encoding and delivery services performed by the Company. The Company also generally charges its customers fees for encoding analog video into digital form for transmission over the Internet. See "Risk Factors -- Unproven Acceptance of the Company's Fee Structure."


     The Company has incurred net losses in each fiscal period since its inception and, as of September 30, 1997, had an accumulated deficit of $5.7 million. To date, the Company has not generated any significant revenues, and, as a result of the significant expenditures that the Company plans to make in sales and marketing, research and development and general and administrative activities over the near term, the Company expects to continue to incur significant operating losses and negative cash flows from operations on both a quarterly and annual basis through at least the end of fiscal 1998 and for the foreseeable future thereafter. The Company is in the early stages of executing its business model, and the profit potential of the Company's fee based model for the delivery of video content or advertising is unproven in the Internet industry. Because its success is dependent on the growth of the video market on the Internet, as well as the growth of the Internet industry, the Company must, among other things, develop services that are widely accepted by Web site owners, advertisers and end-users at prices that will yield a profit. There can be no assurance that the Company's services will achieve broad commercial or consumer acceptance. See "Risk Factors -- Limited Operating History; Accumulated Deficit; Anticipated Losses," "-- Potential Fluctuations in Quarterly Operating Results; Unpredictability of Future Revenues," "-- Unproven Acceptance of the Company's Fee Structure" and "-- Uncertain Market for the Company's Specialized Services."


     As consideration for the strategic alliance with NBC Multimedia, the Company issued 1,280,000 shares of Series G Preferred to NBC, and NBC Multimedia granted the Company exclusive rights to deliver most NBC audio/video content from NBC Web sites. NBC Multimedia may terminate the Strategic Alliance Agreement between the Company and NBC Multimedia without cause by giving 90 days prior written notice and, following the completion of the Offering, is required to return (i) all shares of Series G Preferred (or the shares of Common Stock into which such shares may in the future be converted) if termination occurs prior to January 10, 1998 and NBC Multimedia has not, at a minimum, displayed a button or link containing a copy of the Company's logo on the NBC Web site or
(ii) 600,000 shares of Series G Preferred (or Common Stock, as the case may be) if the termination occurs at any other time during the first two years of the exclusive term of the Strategic Alliance Agreement. Notwithstanding the foregoing, NBC Multimedia is not required to return any such shares until it has received from the Company the $2.0 million of non-refundable payments described below under "-- Liquidity and Capital Resources." The Company will determine the fair value of the Series G Preferred issued to NBC on the dates the requirements that NBC return some or all of the shares of Series G Preferred upon termination of the Strategic Alliance Agreement lapse. Based on these provisions, the Company currently expects to charge the then fair value of 680,000 shares of Series G Preferred to expense in the quarter ending March 31, 1998 and the then fair value of the remaining 600,000 shares of Series G Preferred to expense in the quarter ending December 31, 1999. Should the Company renegotiate or waive these provisions, removing NBC's obligation to return shares of Series G Preferred (or Common Stock, as the case may be), the Company would expense the fair value of the shares at that time. The Company believes that the fair value of each share of Series G Preferred will roughly approximate the price per share at which the Common Stock is then trading, multiplied by the .6298 conversion ratio applicable to the Series G Preferred. These noncash charges are likely to be substantial and are likely to have a material adverse impact on the Company's results of operations in the periods such expenses are recognized.

     The Company's economic model is predicated upon achieving significant economies of scale relative to variable and, to a lesser extent, fixed telecommunications costs. The Company has developed a series of software tools and a software system to analyze Internet performance, specifically related to congestion points on the Internet. The Company's operating strategy is to reduce the number of congestion points experienced by end-users through the redirection of an individual's request for video content to the optimal server location. To date, the Company has contracted for telecommunications capacity and services primarily from major Internet Service Providers ("ISPs"). It is the Company's intention to continue to contract with selected ISPs in the future for Internet services as well as to procure and install selected servers over a variety of Internet backbones and regional Points of Presence ("POPs"). In addition, the Company may incur significant capital equipment expenditures and lease commitments for additional servers to expand the InterVU Network, although these expenditures would be less significant than those required of ISPs. The amount and timing of such expenditures will depend upon the level of demand for the Company's services. The Company believes that as customer adoption rates for the Company's service increases, the corresponding levels of video delivery volumes will allow the Company to generate economies of scale relative to the expenses it incurs with ISPs as well as the expenses emanating from the maintenance and amortization of its servers. To the extent that such economies of scale are not realized, the Company's business, prospects, financial condition and results of operations will be materially adversely affected.

RESULTS OF OPERATIONS

     The financial results for the period from August 2, 1995 (Inception) to September 30, 1997 reflect the Company's initial organizational efforts, research and development activities, capital raising activities and initial deployment of the Company's video delivery service. The Company believes that its limited operating history makes prediction of future results of operations difficult and, accordingly, that its operating results should not be relied upon as an indication of future performance. The Company began to recognize revenue during the first nine months of 1997. As such, the Company believes that any comparison of the results of operations for the period from August 2, 1995 (Inception) to December 31, 1995 with the results for the year ended December 31, 1996 or of the results for the nine months ended September 30, 1996 with the results for the nine months ended September 30, 1997 is not meaningful.

     Total revenues consist of fees for delivery of video content over the InterVU Network and related customer services. Revenues from fees from video delivery are recognized at the time of delivery. Revenues from related customer services are recognized during the period in which services are provided. Total revenues were $84,000 for the nine months ended September 30, 1997, most of which was derived from delivery fees and customer services provided to the Company's initial customers. In order to attract early customers and achieve penetration of the market for Internet video delivery, the Company initially provided up to 90 days of free trial service to certain customers. Of the 20 customers who received such discounts, 12 customers have emerged from the free trial period, five customers remain in the trial period, and three customers discontinued the Company's video delivery service. There can be no assurance that the Company's customers will continue to utilize the Company's services or that the Company will be able to attract and retain new customers. The failure of the Company to retain customers after the free trial period or the inability of the Company to attract and retain new customers could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. The Company may elect to continue this or other sales practices in the future if it determines they are warranted.

     Research and development expenses consist primarily of salaries and related expenses for personnel, fees to outside contractors and consultants, the allocated costs of facilities, and the depreciation and amortization of capital equipment. Research and development expenses for the year ended December 31, 1996, the nine months ended September 30, 1996 and the nine months ended September 30, 1997 were $1.4 million, $967,000 and $1.3 million, respectively. The increase in expenses for the first nine months of 1997 over the comparable period in 1996 was attributable to the increase in personnel and related expenses. Research and development expenses to date have focused in three areas: the development of software tools and enabling platforms for the distribution of video content, the development of tools to analyze Internet performance to subsequently redirect individual end users to optimal servers, and the development of new media player software. Research and development expenses have been expensed as incurred.

     Selling, general and administrative expenses consist primarily of salaries, commissions, promotional expenses, professional services and general operating costs. Also included are costs the Company incurs for Internet access and telecommunications transport costs ("bandwidth"). These costs have both fixed and variable factors. The Company believes that it will be able to negotiate lower bandwidth charges as the InterVU Network expands. The expansion of the InterVU Network will in some cases require capital equipment expenditures, the cost of which will be amortized over the useful life of the asset. Selling, general and administrative expenses were $910,000, $531,000 and $2.2 million for the year ended December 31, 1996, the nine months ended September 30, 1996 and the nine months ended September 30, 1997, respectively. The increase in selling, general and administrative expenses for the first nine months of 1997 over the comparable period in 1996 was attributable primarily to an increase of approximately $970,000 in personnel and associated costs, primarily related to sales and marketing, an increase of approximately $200,000 for expenditures for trade shows, an increase of approximately $165,000 for bandwidth costs, an increase of approximately $120,000 for travel and entertainment expenses and an increase of approximately $120,000 in amortization of deferred compensation.

     Interest income was $52,000, $34,000 and $77,000 for the year ended December 31, 1996, the nine months ended September 30, 1996 and the nine months ended September 30, 1997, respectively. Interest income represents interest earned by the Company on its cash and cash equivalents. The increase in interest income for the first nine months of 1997 over the comparable period in 1996 was the result of higher cash and cash equivalents balances resulting from sales of equity securities.

     The Company has not recorded any income tax benefit for net losses incurred for any period from inception to September 30, 1997 due to the lack of earnings history of the Company and the uncertainty as to the timing and amount of future earnings, if any. See Note 6 of Notes to Financial Statements.

     The Company's net loss was $2.3 million, $1.5 million and $3.3 million for the year ended December 31, 1996, the nine months ended September 30, 1996 and the nine months ended September 30, 1997, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, the Company has financed its operations primarily through private sales of equity securities. Through September 30, 1997, the Company had raised $10.3 million from the sale and issuance of preferred stock and common stock. At September 30, 1997, the principal source of liquidity for the Company was $4.4 million of cash and cash equivalents.

     The Company has had significant negative cash flows from operating activities since inception. Cash used in operating activities for the year ended December 31, 1996 and the nine months ended September 30, 1997 was $2.1 million and $3.0 million, respectively. Cash used in operating activities in each of these periods was primarily the result of increased business activity and related operating expenses.

     Cash used in investing activities for the year ended December 31, 1996 and the nine months ended September 30, 1997 was $305,000 and $268,000, respectively, primarily representing capital expenditures for equipment, software, and furniture and fixtures. Although the Company has no material commitments for capital expenditures, the Company expects to expend significant amounts for equipment, software and fixtures over the next 24 months to expand the InterVU Network, much of which it plans to finance through capital leases.

     Cash provided by financing activities for the year ended December 31, 1996 and the nine months ended September 30, 1997 was $4.4 million and $5.1 million, respectively, resulting primarily from the net proceeds received by the Company from the sale of preferred stock.

     In connection with the strategic alliance with NBC entered into in October 1997, the Company is obligated to make $2.0 million in non-refundable payments to NBC for certain production, operating and advertising costs associated with certain Web sites including payments of (i) $750,000 due on the completion of the Direct Offering, (ii) $500,000 due at the end of the first calendar quarter following the Direct Offering, (iii) $500,000 due at the end of the second calendar quarter following the Direct Offering, and (iv) $250,000 due at the end of the third calendar quarter following the Direct Offering; provided that all such payments will become immediately due and payable to NBC Multimedia if the Strategic Alliance Agreement is terminated for any reason.

     The Company believes that the net proceeds from the Offering and the Direct Offering, together with existing cash and cash equivalents, will be sufficient to meet its working capital and capital expenditure requirements through at least the end of 1998. Thereafter, if cash generated by operations is insufficient to satisfy the Company's liquidity requirements, the Company may need to sell additional equity or debt securities or obtain credit facilities. The Company currently does not have any lines of credit. The sale of additional equity or convertible debt securities may result in additional dilution to the Company's stockholders. There can be no assurance that the Company will be able to raise any such capital on terms acceptable to the Company or at all. See "Risk Factors -- Requirements for Additional Capital."

                                    BUSINESS
INTRODUCTION

     InterVU Inc. is a specialized service company seeking to establish a leadership position in the Internet video delivery market. The Company utilizes a proprietary software system for routing and distributing high quality video over the Internet at rapid speeds. Unlike traditional Web site based video delivery solutions, the Company's system moves the video delivery mechanism away from the owner's Web site and on to the Company's network of specialized video servers strategically situated on the InterVU Network. The Company's proprietary approach allows the Company to deliver video quickly to end-users and allows Web site owners and advertisers to provide video on the Internet without having to invest in costly hardware and software or to maintain a staff of employees with video delivery expertise.

     InterVU's technologies decrease the time required for video transmission over the Internet. The InterVU Network is made up of specialized video servers which have been strategically situated on the Internet and which have been designed to deliver video quickly to the greatest number of end-users. Among other things, InterVU's All Eyes and EyeQ technologies allow end-users to view video in a variety of digital encoding formats regardless of the specific hardware or software end-users might have. Other innovations, such as the Company's InstaVU video player software, allow real-time multimedia transmissions to end-users using 28.8 Kbps or faster modems over the Internet. The Company believes that the long wait time traditionally associated with video transmission over the Internet is one of the primary barriers to widespread adoption of Internet video. As a result, the Company believes that its technological solutions could play a significant role in increasing Internet video use.

     The Company's target customers are the increasing number of Web site owners that seek a means of adding video presentations to their Web pages in an easily implemented and cost effective manner and advertisers that wish to incorporate video into banners and other Internet advertisements. The Company believes that multimedia-rich Web sites, capable of delivering high quality video content quickly to the end-user, can generate significant marketing differentiation and "top of mind" awareness in consumer buying decisions. Web site owners that have used the Company's services include NBC Multimedia, Major League Baseball, the Lifetime Television Network (Hearst/ABC-Viacom Entertainment Service), Yachting Magazine (Times Mirror Magazines), Turner Classic Movies (Turner Broadcasting System), Court TV, Speedvision Online (Cable Network Services) and NET-Political Talk. The Company's video banner advertisements have promoted Goldwin Golf on the Golfonline Web site, the Columbia Pictures movie "Air Force One" and Volvo cars on the Yahoo! Web site and Anheuser Busch on the Major League Baseball Web site.

     As part of the Company's strategy to provide video delivery services to the top tier of Internet multimedia content sites, in October 1997 the Company entered into a strategic alliance with NBC Multimedia. Pursuant to the strategic alliance, the Company became the exclusive provider of technology and services for the distribution of certain NBC entertainment audio/video content by means of NBC Web sites on the Internet. Pursuant to the Strategic Alliance Agreement between the Company and NBC Multimedia, the Company will store NBC entertainment audio/visual content on the InterVU Network and transmit such content to end-users via the Internet at their request.

     As consideration for the strategic alliance, the Company issued to NBC approximately 10% of the capital stock of the Company in the form of Series G Preferred, and NBC Multimedia granted the Company exclusive rights to deliver most NBC entertainment audio/video content from NBC web sites. The Strategic Alliance Agreement provides for sharing of revenues from a newly created area to be placed on the "NBC.com" Web site that will contain, among other things, certain NBC entertainment audio/video content (the "Revenue Sharing Area") and allocates costs between the parties. The Strategic Alliance Agreement provides for an exclusive term of two years that will be extended to four years if certain cost and revenue goals to be mutually agreed upon in the future are established and met. NBC Multimedia has agreed to use commercially reasonable efforts to promote the Company and the InterVU Network in connection with Internet advertising promotions involving the Company's dissemination of NBC entertainment audio/video content. In addition, NBC Multimedia has agreed to use commercially reasonable efforts to introduce the

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

Company to the television stations associated with the NBC Television Network and to refer other programming opportunities for the Internet to the Company, all to the extent that NBC Multimedia reasonably deems appropriate.

     The Company offers its services to Web site owners and advertisers for fees based on the volume of video content delivered, for flat fees or for a combination thereof. The Company expects to generate additional revenues in the future from selling advertising space on Web pages when Web site owners offer such space on their pages in exchange for a sharing of fees or for video encoding and delivery services performed by the Company. The Company also generally charges its customers fees for encoding analog video into digital form for transmission over the Internet.

     The Company believes that the net proceeds from the Offering and Direct Offering, together with existing cash and cash equivalents, will be sufficient to meet its working capital and capital expenditure requirements through at least the end of 1998. During this period the Company intends to continue to make significant expenditures in sales and marketing and research and development related to the InterVU Network, as well as expenditures for general and administrative activities. In addition, the Company plans to make expenditures related to its strategic alliance with NBC Multimedia. The Company does not anticipate any material changes in the number of employees in its various departments over the near term. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INDUSTRY BACKGROUND

     Growth of Internet Usage and Content. The Internet and many Internet software, hardware and service providers have experienced dramatic growth over the last three years. Unprecedented commercial and end-user interest in the Internet has been spurred by the introduction of key technologies including Web browsers and powerful search engines. These technologies, along with consistent usage of URLs, have enabled end-users of the Internet to quickly and smoothly navigate to sites around the world. Accordingly, the Internet has been widely accepted as a communications medium. International Data Corporation has estimated that as of the end of 1996 there were approximately 35 million end-users of the Internet and that there would be approximately 175 million end-users by the year 2001. According to a Netcraft survey, as of July 1997 there were approximately 1.2 million Web sites.

     Existing Internet Video Technologies. Until recently, Internet video delivery has been of low quality and slow speed due to traffic congestion on the Internet and the limitations of video server storage and delivery resources, desktop storage capabilities and desktop processing power available for video decoding and playback. As a result, most commercial Web site owners have been reluctant to employ video on their sites and most advertisers have been reluctant to add video to their advertisements because existing technologies have not provided sufficient quality and cost-effective results.

     The primary barrier to achieving interactive video delivery over the Internet is a function of the large size of video files relative to standard hypertext markup language ("HTML") data files. The large size of video files exacerbates four distinct challenges to quality, high speed delivery: (i) transmission time delays from Web server to end-user which are due to the Internet's infrastructure, (ii) the capacity of the end-user's modem, (iii) logistical problems and costs attendant to maintaining video delivery at the Web site, and (iv) the potential for overloading a Web site owner's server due to increased video file delivery.

     The primary approaches pursued to date by others to address video file delivery challenges have focused on the ongoing development of compression/decompression algorithms ("codecs"), and to a lesser extent, a variety of strategies for optimizing server capacities and reducing Internet traffic congestion such as the development of specialized transmission protocols.

     Codecs are used to compress and decompress video files, effectively reducing the size of a video file so that it can be transmitted or downloaded with increased speed and quality. Codecs were introduced during the evolution of the CD-ROM market to enable dynamic video presentations. Codecs, however, have technological limitations in that they alone cannot optimize all of the variables required to produce high quality video.

     Although the continued development of codecs and other technologies to improve transmission of video data over the Internet has led to significant improvements in Internet video delivery, the Company believes that such technologies do not address bottlenecks inherent in the Internet's infrastructure. In fact, the Company believes that Internet technologies that improve transmission speed and quality ultimately will increase end-user use of the Internet, placing more stress on the most frequently used Internet transmission channels. As a result, the Company believes that video delivered from single sites will continue to be subject to delays associated with transmission of such video over the Internet.

THE INTERVU SOLUTION

     Unlike companies that have introduced video delivery mechanisms requiring a Web site owner to purchase proprietary software and hardware in order to deliver video from a single site, InterVU has moved the video delivery mechanism away from the owner's Web site and into Company servers dedicated to video delivery. The Company has developed a software system for routing and distributing video on the Internet that allows the Company to link the Company's specialized video servers to one another, to Web sites and to Internet end-users, creating the InterVU Network. The Company has strategically placed its video servers on the Internet to minimize the number of routers or "hops" video content must traverse before reaching the end-user.

     The InterVU Network is designed to be platform, browser and software player independent, which allows Web site owners to use a variety of codecs with the assurance that such codecs will be compatible with most platforms, browsers and software players an end-user may be utilizing. The InterVU Network is also scalable which will allow the Company to accommodate additional content from customers as demand increases. In addition, the InterVU Network is Internet connection independent, which allows the Company to support a variety of telecommunication, cable, wireless and intranet solutions in order to maximize the number of end-users who may wish to view video messages. The InterVU Network provides high throughput delivery of video messages to end-users through the Internet over a range of connection speeds (ranging from 28.8 Kbps modems to cable modems).

     The Company also has developed its own video player software, InstaVU, to improve end-users' viewing experiences. Among other things, InstaVU provides users with a preview of the full video in the form of a slide show synchronized to real-time audio that plays during the download of the remainder of the video file to the end-user's personal computer.

STRATEGY

     The Company's objective is to leverage its technology and market focus to become a leading Internet video delivery company. The Company's strategy includes the following key elements:

     Achieve Significant Market Penetration and Promote Market Expansion. The Company intends to attract and retain Web site owners with significant video delivery volume requirements in the sports, entertainment, information/education, advertising and sales promotions and Internet video product sales industries. By using the InterVU Network, Web site owners and advertisers can deliver video without the start-up costs associated with software and hardware and the recurring maintenance costs associated with delivering video from one delivery site. As part of the Company's strategy to provide video delivery services to the top tier of Internet multimedia content sites, in October 1997 the Company entered into a strategic alliance with NBC Multimedia. Pursuant to the strategic alliance, the Company became the exclusive provider of technology and services for the distribution of most NBC entertainment audio/video content by means of NBC Web sites on the Internet. The Company also has begun to develop relationships with Web site developers to increase awareness of the Company's services. Web site developers, in turn, will be able to use the Company's video delivery technology to expand their product offerings to Web site owners. The Company's sales force has begun to promote V-Banners (real time audio and video in the space of an Internet advertising banner) to advertisers and advertising agencies. The Company intends to increase its in-house sales force and expand its marketing and sales efforts to Web site owners, Web site developers, advertisers and advertising agencies. In addition, the Company intends to develop strategic alliances with leading advertising

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

agencies to promote video advertising over the Internet. The Company expects demand for its services to increase as more companies learn about the Company's video delivery services.

     Maintain Technological Leadership. The Company's strategy is to continue to develop advanced technological solutions to increase the speed and quality of Internet video delivery. The Company continually works to develop its proprietary InterVU Network to further reduce the number of network bottlenecks that video content must traverse before it reaches the end-user. The Company also seeks to refine, among other things, its Smart Mirror technology, All Eyes software, InstaVU video player and EyeQ software, which together deliver video to the end user from the "electronically closest" server, increase the number of end-users a Web site owner or advertiser can reach with its video content and improve end-users' video viewing experience. The Company intends to extend the functionality and uses of its core video delivery technologies by continuing to invest in research and development.

     Offer Full-Service Approach to Video Delivery. The Company's strategy is to offer Web site owners and advertisers a simple, cost-effective method of adding video to their Internet presentations. The Company's network approach allows customers to display video on the Internet without having to invest in hardware and software or to hire a staff to establish and maintain a system for video delivery. Instead, the Company offers a simple, turn-key solution for video delivery. Customers need only send the Company video tapes containing video to be included on their Web sites and the Company will place the video on the InterVU Network and establish a link between the customer's Web site or advertisement site and the InterVU Network. Upon the request of an end-user at a participating Web site, the Company's network transmits video messages directly to the viewer.

     Maintain Internet Connection Independence. The Company's strategy is to continue to develop and maintain Internet video delivery products and services that support a variety of Internet connections. The Company currently supports major telecommunication, cable, wireless and intranet connections to the Internet. The Company intends to maintain the functionality of its video delivery technologies as new Internet connections are developed in order to reach the maximum number of end-users.

     Build Brand Awareness. The Company's marketing strategy is to penetrate markets for Internet video delivery services by creating awareness for the "InterVU" brand. The Company seeks to make the "InterVU" name synonymous with fast, high quality video on the Internet. The Company intends to promote, advertise and increase its brand visibility through excellent service and a variety of marketing and promotional techniques, including advertising, trade show involvement, the InterVU Web site, various marketing and sales materials and Internet promotions to market the Company's services.

TECHNOLOGY OVERVIEW

     The Company has designed the InterVU Network to meet the needs of Web site owners and advertisers who wish to deliver video content over the Internet. The Company believes that the InterVU Network provides an attractive service to Web site owners and advertisers by accelerating video transmission and reception times and by providing a method to incorporate video presentations into Web pages easily and in a cost-effective manner. InterVU's technology is based on a proprietary software operating system which links a distributed network of servers, using open communication standards and commercially available components. The use of open standards allows the Company to accommodate a variety of customer hardware and software configurations.

     Network Solution. The InterVU Network and the Company's Virtual URL(TM) technology allow Web site owners and advertisers to provide video content to end-users without the costs and inconvenience usually associated with video on the Internet. Instead of managing large video files and maintaining expensive hardware, Web site owners and advertisers deliver video directly to the Company. The Company then digitizes the video and places it on the InterVU Network. To an end-user visiting a Web site, the video appears to come from the Web site because of software code the Company places on the customer's Web site to link the end-user to the InterVU Network. The Virtual URL technology makes such redirection of video invisible to the end-user.

     Avoiding Transmission Bottlenecks. The Company's configuration of distributed video servers located along the Internet provides significant advantages in video delivery. The InterVU Network is designed to ensure that once an end-user requests video from a Web site, the video is transmitted from the server on the InterVU Network that can deliver the data most quickly. This result is achieved through the use of the Company's proprietary Smart Mirror technology. The InterVU Network helps users bypass bottlenecks on the Internet by determining which of its servers is electronically closest to the end-user and sending the video from that location.

     Another significant component of the Company's video delivery system is the Fast Track Network Analyzer, which allows end-users to optimize video delivery performance. The Fast Track Analyzer "polls" selected servers on the InterVU Network to determine which server will provide the end-user with the best overall video performance. From information based on end-users who have downloaded approximately 850,000 copies of InterVU's Fast Track end-user client software through October 1997, the Company has created a model of Internet data flow which allows the Company to accelerate video delivery over the InterVU Network by storing video files on servers at strategically located Internet sites. Performance data has been accumulated and analyzed for most top Internet service providers, allowing the Company to identify and integrate the services of six providers (UUNET, Cerfnet, DIGEX, Exodus, GlobalCenter, and SuperNet) to offer distributed, high performance video delivery.

     Optimizing and Managing the InterVU Network Servers. The servers on the InterVU Network consist of a title manager and multiple video pumps which are designed to optimize and manage the delivery of video over the Internet. The video pumps are computers that have been customized to accelerate video delivery. The title manager optimizes the amount of replication of video content on each video pump and directs end-users' requests for video content to the video pump capable of responding most quickly to the request.

     Reaching Maximum End-Users. The Company has designed its proprietary All Eyes software to allow its customers to reach almost all end-users, regardless of the video player software used. All Eyes is an intelligent software application written in the Java and JavaScript programming language that determines the capabilities of the end-user's software and ensures that any video sent out can be played by the end-user's video player software. Even end-users with no multimedia capabilities will usually receive a graphic image, instead of a broken icon signifying the presence of content that they cannot see. By contrast, traditional methods of video delivery limit the number of end-users able to view video content to those who have the appropriate software for a specific encoding format. In addition, All Eyes is designed to deliver video in the appropriate format even if the end-user has not downloaded any InterVU software.

     End-User Software Technologies. InterVU's EyeQ multimedia manager software package includes the Company's InstaVU and MPEG video players, as well as a software utility called Get Smart. InstaVU allows multimedia streaming on a 28.8 Kbps or faster modem. The InstaVU multimedia streaming algorithm displays a pre-selected slide show of video frames at the same time as real-time audio while the remainder of the video is downloaded to the end-user's computer for subsequent viewings. Get Smart installs and manages the EyeQ multimedia software and keeps end-users' computers current with other multimedia capabilities to take advantage of InterVU's service. With a single mouse click, Get Smart downloads and installs software updates to the end-user's computer from the Internet.

CUSTOMER SERVICES

     The Company employs a full service approach to providing its video delivery services which includes (i) ease of integration of video content into Web presentations, (ii) encoding services, (iii) network distribution, hosting and delivery and (iv) usage reports providing delivery volume and other data.

     To date, the Company has generated most of its revenues from monthly fees charged to customers for video delivery and encoding services. Certain of the Company's Web site customers also have traded advertising space on their pages for video delivery services. The Company's economic model, however, calls for the Company to generate substantially all of its revenues from charging Web site owners and advertisers volume-based fees for video delivery services. By providing customers with a variable cost structure which is a function only of the amount of video content delivered, the Company plans to relieve Web site owners of the challenge of generating economies of scale relative to fixed costs (bandwidth), capital investments (hardware and software), and incremental logistical staffing. The rate structure is variable, with the Company's customers receiving reduced per-megabyte costs as delivery volumes surpass certain average daily levels. Although the Company believes its rate structure offers significant value to its customers, the Company's pay-per-delivery concept remains unproven. See "Risk Factors -- Unproven Acceptance of the Company's Fee Structure."

     To allow Web site owners and advertisers to more easily integrate video into Web sites, InterVU has developed the V-Banner, which turns the ordinary Internet advertising banner into a video display. With V-Banners, advertisers can provide real time video and audio through their advertising banners instead of just a few static pictures. The Company believes that it is currently the only company to offer banners that include video. The Company has incorporated its All Eyes technology into its V-Banners to make them compatible with most video players currently used by end-users. As a result, the Company offers its advertising customers the ability to reach a wide variety of end-users with their video advertisements. The Company can create V-Banners using video supplied by its customers in digital or analog format.

     When using the Company's video delivery services, Web site owners may digitize and compress video messages themselves or send analog VHS or Beta tapes to InterVU for encoding services using a variety of different codec formats. All major codec standards, such as MPEG, Quicktime, AVI, Vivo and RealPlayer, are supported by InterVU. The Company also offers its InstaVU format, an advanced digital encoding technique specifically designed for the delivery of enjoyable, high quality audio and video messages. Customers' video files are dynamically balanced to provide high quality video and audio, full audio/video synchronization and flexible encoding rates to match specific requirements.

STRATEGIC ALLIANCE WITH NBC MULTIMEDIA

     In October 1997 the Company entered into a strategic alliance with NBC Multimedia. Pursuant to the strategic alliance, the Company became the exclusive provider of technology and services for the distribution of certain NBC entertainment audio/video content by means of NBC Web sites on the Internet. Under the Strategic Alliance Agreement between the Company and NBC Multimedia, the Company will store NBC entertainment audio/video content on the InterVU Network servers and transmit this content to users via the Internet in response to requests from end-users.

     NBC Multimedia has agreed to use commercially reasonable efforts to promote the Company and the InterVU Network in connection with Internet advertising promotions involving the Company's dissemination of NBC entertainment audio/video content. NBC Multimedia has reserved the right to determine, in its reasonable discretion, when such promotion of the Company is appropriate. The Company has agreed to include in the Company's EyeQ multimedia manager an "NBC" icon that links end-users to the NBC Web site. The Company and NBC Multimedia also have agreed to place links on their Web sites connecting end-users with the other party's site. In addition, NBC Multimedia has agreed to use commercially reasonable efforts to introduce the Company to the television stations associated with the NBC Television Network and to refer other programming opportunities for the Internet to the Company, all to the extent that NBC Multimedia reasonably deems appropriate. NBC Multimedia would receive a 10% commission for each such referral.

     Under the Strategic Alliance Agreement, the Company will receive 30% of NBC's net revenues from advertisements on a new area to be placed on the "NBC.com" Web site that will contain, among other things, the NBC audio/video content (the "Revenue Sharing Area"). If NBC receives advertising space or other barter in return for placing advertisements in the Revenue Sharing Area, NBC will allocate 30% of bartered advertising space to InterVU or make available an equivalent amount of space on one or more Internet sites controlled by NBC. NBC Multimedia may opt out of revenue sharing by paying for the Company's video delivery services at rates at least as favorable as the most favorable rates offered by the Company to third parties, other than special promotional rates. NBC Multimedia will reimburse the Company for the costs incurred by the Company in connection with the delivery of audio/video content, provided that NBC

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

Multimedia will not reimburse the Company for any costs in excess of $10,000 per month that it has not expressly approved.

     The Strategic Alliance Agreement provides for an exclusive term of two years that will automatically extend to four years if certain cost and revenue goals to be mutually agreed upon in the future are established and met. The Company's exclusive rights to deliver NBC content from NBC Web sites do not apply to sports, news or other non-entertainment programs, nor do they apply to video clips of less than five seconds in length. NBC Multimedia also has reserved the right to permit other companies to distribute NBC video content from Web sites and areas not controlled by NBC.

     As consideration for the strategic alliance, the Company issued to NBC 1,280,000 shares of the Company's Series G Preferred pursuant to the Preferred Stock Purchase Agreement (the "Purchase Agreement"). These shares represent approximately 10% of the Company's outstanding capital stock prior to the Offering. The Company has granted NBC rights to include shares of Common Stock issuable upon conversion of the Series G Preferred in certain future registrations of the Company's Common Stock, as well as the right to demand on one occasion only that the Company register such shares of Common Stock after the Company becomes eligible to use Form S-3 under the Act. NBC has agreed that neither it, nor its affiliates, will acquire or seek to acquire any of the Company's securities for a period of one year from October 10, 1997, the date of the Purchase Agreement.


     NBC Multimedia has agreed, subject to certain closing conditions, to purchase 210,526 shares of Common Stock in the Direct Offering at the per share price to the public in the Offering. After the consummation of the Offering and the Direct Offering, NBC Multimedia and NBC will together own approximately 10% of the outstanding shares of capital stock of the Company.


     If the Direct Offering is consummated, the Company would be obligated to pay to NBC Multimedia a total of $2,000,000 in a series of non-refundable payments over the three calendar quarters following the Direct Offering (the "Prepayments") as payment for the costs of producing and operating the Revenue Sharing Area (the "Production Costs") and the costs of advertising and promotions to be placed by the Company on Web sites controlled by NBC ("InterVU Advertising"). The first payment in the amount of $750,000 would be due upon the completion of the Direct Offering. Production costs may include, but shall not be limited to, costs related to NBC Multimedia's personnel costs, out-of-pocket costs, costs for content needed for the Revenue Sharing Area, reasonable allocated overhead costs and a management fee to be paid to NBC in return for its services equal to 20% of all production and operating costs. The Company would be charged for InterVU Advertising at NBC Multimedia's customary rates and would be responsible for the expenses related to placing the advertising on the designated Web site. The Company would not be permitted to post InterVU Advertising at any time that advertising space were unavailable or if all of the amounts paid by the Company to NBC already had been allocated to Production Costs.


     During the exclusive term, NBC Multimedia may terminate the Strategic Alliance Agreement without cause by giving 90 days written notice to the Company and returning (i) all of the shares of Series G Preferred if the termination occurs prior to January 10, 1998 and NBC Multimedia has not, at a minimum, displayed a button or link containing a copy of the Company's logo on the "NBC.com" web site or (ii) 600,000 shares of Series G Preferred or the shares of Common Stock into which they would be convertible if the termination occurs at any other time during the first two years of the agreement. NBC Multimedia would not be required to return any shares upon exercise of its early termination right until the Company had made all of the required Prepayments described above. Upon a material breach by NBC Multimedia, the Company would be entitled to terminate the Strategic Alliance Agreement and NBC Multimedia would be required to return the same portion of the shares as if NBC Multimedia had exercised its early termination right. Upon a material breach by the Company, NBC Multimedia could terminate the Strategic Alliance Agreement with no obligation to return shares. In no event shall NBC Multimedia be required to refund any of the Prepayments. See "Risk Factors -- Limited Operating History; Accumulated Deficit; Anticipated Losses" and "-- Risks Associated With Strategic Alliance With NBC Multimedia."


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MARKETING AND SALES

  Marketing Strategy

     The Company's marketing strategy is to position InterVU as a leading Internet company providing video delivery services. The Company employs a full-service approach to marketing which focuses on Internet video delivery from a network rather than from one delivery site or Internet backbone. Additionally, by offering a full-service approach, the Company presents Web site owners and advertisers with the opportunity to not only forego their own capital and fixed cost investments in new technologies, but to be placed in the continuum of receiving the Company's most current enhancements as they become available. The Company employs a mix of techniques including advertising, trade show involvement, the InterVU Web site, various marketing and sales materials and Internet promotions to market the Company's services. The Company has identified five target markets for its services: (i) content providers (Web site owners),
(ii) advertisers, (iii) advertising agencies, (iv) Web site developers and (v) Internet service providers.

     Content Providers. One of the Company's primary markets is delivering video for content providers such as Web site owners. The Company believes that video can be successfully employed by content providers to increase Web site promotional effectiveness to consumers. The Company's network offers content providers the opportunity to provide such video fast enough and at high enough quality to capture consumers' attention. In addition, the Company gives its customers the ability to reach end-users almost without regard to the video player software used by such end-users. The Company's All Eyes technology intelligently determines which of a number of digital video formats will be compatible with a particular end-user's video player software and sends the content provider's video presentation to the end user in the appropriate format.

     The Company believes its approach to video delivery appeals to content providers because the Company eliminates the need for content providers to purchase software servers, hardware servers or communication bandwidth. The Company also gives Web site owners the ability to deliver video without first acquiring digital video expertise. The Company can create a digital video presentation from an analog video tape. In addition, the Company allows Web site owners to experiment with using video because the Company typically charges only for video delivered, thereby obviating the need for Web site owners to make a commitment to delivering video before they have an opportunity to gauge end-user response.

     Advertisers. The Company believes that Internet advertisements that include video will be entertaining to consumers and, as a result, valuable to advertisers. The Company's V-Banners automatically display a small video presentation in a portion of the banner when an end-user visits a Web page. The Company believes its V-Banners will be especially appealing to advertisers because consumers with video player capability need not take any affirmative steps to view the video or wait for it to download. Moreover, the Company believes that many of the advantages the Company offers to Web site owners also apply to advertisers. Advertisers can use video on their Internet advertisements without having to learn how to work with video delivery technologies and without burdening their servers or those of their host Web site with video.

     Advertising Agencies. The Company has begun to establish relationships with certain major advertising agencies, including Saatchi & Saatchi, Foote Cone & Belding and Think New Ideas, and specialized Internet advertising agencies, which primarily provide advertising banners, in an effort to make advertisers more aware of the services the Company offers. The Company believes that advertising agencies will want to market themselves and the Company to advertisers by incorporating Internet video promotions into their media proposals to clients.

     Web Site Developers. The Company's approach to video delivery allows Web site developers to add video to Web pages without the need for extensive video delivery expertise. The Company manages encoding, recommends codecs compatible with customers' needs and handles distribution. As a result, Web site developers that work with the Company can offer a broader range of services to their customers without investing time and money into learning and applying video delivery technologies.

     Internet Service Providers. The Company established nonexclusive promotional agreements with six Internet service providers (UUNET, Cerfnet, DIGEX, Exodus, GlobalCenter, and SuperNet) pursuant to

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

which the service providers may market their performance (as verified by the Fast Track Network Analyzer results) and the Company's integration of their infrastructures into the InterVU Network.

  Sales Strategy

     The Company's sales strategy is to attract and retain Web site owners with significant video delivery volume requirements in the entertainment, information/education, advertising and sales promotions and Internet video product sales industries. The Company currently has targeted the entertainment industry, specifically cable TV, broadcast programmers and sports leagues, as primary customer groups. The Company believes that cable TV and broadcast programmers in particular currently (i) have the best understanding of the InterVU Network capability, (ii) are dedicated to achieving differentiation in their Web site offerings by delivering video that they have developed or otherwise possess, (iii) are in a position to quickly expand their video delivery volumes once they are satisfied with delivery results and (iv) serve as highly credible references for the Company. The Company's sales force also has begun actively to promote its V-Banners to advertisers and advertising agencies.

  VUTOPIA Service

     Although InterVU currently provides global delivery of video messages, the Company intends to introduce a complementary, more distributed regional service (the "VUTOPIA Service") which the Company believes will be an attractive vehicle for the delivery of localized content. The VUTOPIA Service will utilize the existing InterVU Network to offer faster delivery of high quality video messages and is designed to include a home channel specifically tailored to individual markets which will allow Web site owners to target their video programs to specific market areas. VUTOPIA Service will allow the Company's customers to obtain further enhancements in video delivery speed and incur lower delivery costs relative to global delivery rates.

     The VUTOPIA Service will utilize the Company's Virtual URL technology which re-directs each viewer's mouse click request for video messages to regionally distributed servers which are expected to be located directly at the viewer's dial up point or POP. By hosting content on multiple distributed servers located at various POPs, the Company intends to deliver video messages over local access lines, thereby eliminating Internet bandwidth charges and avoiding other Internet congestion challenges. The Company is currently testing the VUTOPIA Service with a cable provider and a cellular service provider.

COMPETITION

     The market for Internet services is highly competitive, and the Company expects competition to increase significantly. In addition, the Company expects the market for the delivery of video over the Internet, to the extent it develops, to be intensely competitive. The Company faces substantial competition from companies that provide the hardware, digital video encoding software and know-how necessary to allow Web site owners and advertisers to utilize video in their Internet marketing and advertising activities. Several companies offer services that compete with those offered by the Company, including, among others, RealNetworks, Inc. (formerly Progressive Networks, Inc.) (RealVideo), VDOnet Corp. (VDOLive), and VXtreme, Inc. (Web Theater), AudioNet Inc. (AudioNet) and At Home Corporation (@Home Experience). In August 1997, RealNetworks and MCI Communications Corporation ("MCI") announced a strategic alliance involving the introduction of a service, called "RealNetwork," that will deliver audio and video broadcasts over the Internet. The RealNetwork will reportedly permit end-users to simultaneously receive video broadcasts by distributing copies of digital video programs to multiple points on MCI's Internet backbone. The strategic alliance between RealNetworks and MCI appears to be a service-based marketing strategy similar to that being implemented by the Company. In addition, Microsoft Corporation ("Microsoft") has made significant investments in Internet video delivery technologies and has disclosed a multimedia strategy of broadening the market for video compression solutions. In August 1997, Microsoft announced (i) the release of its NetShow
2.0 multimedia server which incorporates technology for video and audio delivery over the Internet and corporate intranets, (ii) an agreement with leading video compression software companies, including Progressive Networks and VDOnet Corp., to cooperate in defining future standards based on the Microsoft

Active Streaming Format and (iii) the acquisition of VXtreme, Inc. Microsoft also holds significant equity positions in RealNetworks and VDOnet Corp. In addition, as was the case with VXtreme, Inc., RealNetworks and VDOnet Corp., providers of Internet delivery video services may be acquired by, receive investments from or enter into other commercial relationships with, larger, well-established and well-financed companies, such as Microsoft and MCI. Greater competition resulting from such relationships could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Because the operations and strategic plans of existing and future competitors are undergoing rapid change, it is extremely difficult for the Company to anticipate which companies are likely to offer competitive services in the future.

     The bases of competition in markets for video delivery include transmission speed, reliability of service, ease of access, price/performance, ease-of-use, content quality, quality of presentation, timeliness of content, customer support, brand recognition and operating experience. The Company believes that it compares favorably with its competitors with respect to each of these factors, except brand recognition and operating experience, both of which have been limited as a result of the Company's early stage of development. However, many of the Company's competitors and potential competitors have substantially greater financial, technical, managerial and marketing resources, longer operating histories, greater name recognition and/or more established relationships with advertisers and content and application providers than the Company. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing Internet services or online content than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect the Company's business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, the Company may make certain pricing, service or marketing decisions or enter into acquisitions or new ventures that could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

RESEARCH AND DEVELOPMENT

     The market for the Company's services is characterized by rapidly changing technology, evolving industry standards, and frequent new product introductions. The Company believes that it can continue to improve its existing technologies and services as well as develop new technologies and services. The Company develops most of its technologies in house and maintains a highly trained research and development staff that designs and develops InterVU's new services. The Company had research and development expenses of $33,000, $1.4 million and $1.3 million for the period from August 2, 1995 (Inception) to December 31, 1995, the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively. The Company's primary objectives are to develop and maintain the Company's position in Internet video delivery by being at the forefront of product and services development. Additionally, the Company seeks to incorporate customer preferences identified by InterVU's marketing and sales groups into development plans. The Company attempts to integrate new enhancements into the Company's existing services. These enhancements include extending the reach of InterVU's video delivery, reducing the cost per megabyte of video delivered, developing new methods of scaling existing services to changing client demands, and increasing the robustness and reliability of all software and components created by InterVU.

INTELLECTUAL PROPERTY

     The Company regards its technology as proprietary and attempts to protect it with copyrights, trademarks, trade secret laws, restrictions on disclosure and other methods. In addition, the Company has filed seven United States patent applications and one international patent application and is in the process of preparing additional patent applications with respect to its technology. There can be no assurance that any patent will issue from these applications or that, if issued, any claims allowed will be sufficiently broad to protect the Company's technology. In addition, there can be no assurance that any patents that may be issued will not be challenged, invalidated or circumvented, or that any rights granted thereunder would provide proprietary protection to the Company. Failure of any patents to provide protection to the Company's technology may make it easier for the Company's competitors to offer technology equivalent or superior to the

Company's technology. The Company also generally enters into confidentiality and non-disclosure agreements with its employees and consultants, and generally controls access to and distribution of its documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products, services or technology without authorization, or to develop similar technology independently. There can be no assurance that the steps taken by the Company will prevent misappropriation or infringement of its technology. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's intellectual property rights or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. The Company believes that, due to the rapid pace of technological innovation for Internet products and services the Company's ability to establish and maintain a position of technology leadership in the industry depends more on the skills of its development personnel than upon the legal protections afforded its existing technology.

EMPLOYEES


     As of October 15, 1997, the Company employed 34 full-time and two part-time people, of whom 20 were employed in research and development, twelve were employed in sales and marketing and four were employed in administration. None of the Company's employees is represented by a labor union, and the Company considers its relations with its employees to be good. The Company's ability to achieve its financial and operational objectives depends in large part upon the continued service of its senior management and key technical personnel and its continuing ability to attract and retain highly qualified technical and managerial personnel. Competition for such qualified personnel in the Company's industry is intense, particularly in software development, network engineering and product management personnel. See "Risk Factors -- Dependence on Key Personnel."


FACILITIES

     The Company is headquartered in facilities consisting of approximately 7,800 square feet in Solana Beach, California, which the Company occupies under two leases and one sublease. Both leases expire in 1999 and the sublease is on a month to month basis. The Company anticipates opening a select number of regional sales offices in the future to address the demand for its video delivery services. Other than such regional sales offices, the Company anticipates that the Solana Beach facilities will be adequate for the foreseeable future.

LEGAL PROCEEDINGS

     The Company is not a party to any legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the Company's executive officers and directors:

             NAME               AGE                              POSITION
------------------------------  ---         --------------------------------------------------
Harry E. Gruber                 45          Chairman, Chief Executive Officer and Chief
                                            Financial Officer
J. William Grimes               56          Vice Chairman
Brian Kenner                    38          Vice President and Chief Technology Officer
Douglas A. Augustine            39          Vice President, Marketing and Sales
Michael Bernstein               37          Vice President of Business Development, Media
Kenneth W. Colby                48          Vice President, Engineering
Stephen Klein                   34          Vice President of Business Development, Networks
Edward David                    72          Director
Mark Dowley                     32          Director
Alan Z. Senter                  55          Director
Isaac Willis                    57          Director

     HARRY E. GRUBER is a founder of InterVU, and has served as Chairman and Chief Executive Officer of the Company since July 1996. From July 1996 to July 1997, Dr. Gruber also served as the Company's President. In addition, he has served as the Company's Chief Financial Officer since July 1997. Prior to founding the Company, Dr. Gruber founded two start-up biotech ventures, Gensia Inc. and Viagene Inc., which completed initial public offerings in 1990 and 1993, respectively. From July 1995 to July 1996, Dr. Gruber served as Chief Scientific Officer of Gensia, and from 1988 to July 1995, he served as Vice President, Research of Gensia. Dr. Gruber serves as a director of Vascular Genomics, Inc., a privately held company, and as a director of the UCSD Foundation and a member of the Board of Overseers for the University of Pennsylvania College of Arts and Sciences. Dr. Gruber obtained his M.D. and B.A. degrees from the University of Pennsylvania.

     J. WILLIAM GRIMES joined the Company as a director in September 1997 and has served as Vice Chairman of the Board since October 1997. Since July 1995, Mr. Grimes has worked as a consultant with JWG Communications, Inc., a communications consulting company he founded in July 1995. He also serves as a faculty member in the Media Studies Program at the New School for Social Research, a position he has held since September 1996. From September 1994 to August 1996, Mr. Grimes held the position of President and Chief Executive Officer with Zenith Media, a media buying service company. From October 1991 to December 1993, Mr. Grimes served as President and Chief Executive Officer of Multimedia, Inc. From November 1988 to September 1991, Mr. Grimes served as President and Chief Executive Officer of Univision Holdings, Inc. Mr. Grimes served as President and Chief Executive Officer of ESPN, Inc. from June 1982 to October 1988. Prior to June 1982, Mr. Grimes held various positions with CBS, Inc., including his final position as Executive Vice President of the CBS Radio division. He obtained a B.A. in English from West Virginia Wesleyan College.

     BRIAN KENNER is a founder of InterVU, and has served as Vice President and Chief Technology Officer of the Company since February 1996. From 1989 to January 1996, Mr. Kenner was a Project Engineer at Science Applications International Corporation ("SAIC"), an advanced-technology development and research organization. As Project Engineer, Mr. Kenner had responsibility for products ranging from advanced hand-held instrumentation to devices which digitize, compress, and transmit both moving and still images over public and proprietary communications networks. Mr. Kenner obtained a B.S. in Electrical Engineering from the University of California, San Diego.

     DOUGLAS A. AUGUSTINE joined the Company in August 1996 as Director of Corporate Development, and has served as Vice President, Marketing & Sales since December 1996. Prior to joining the Company,

Mr. Augustine was Chief Operating Officer for Ad:vent Strategic Event Marketing, a division of N.W. Ayert Partners, a national advertising firm from February 1996 to August 1996. From June 1989 to July 1993 and from September 1995 to January 1996, Mr. Augustine served as President of Arlen Marketing, a company he founded in June 1989. Arlen Marketing served as marketing and licensing agent for the 1992 America's Cup and later provided services to Ad:vent Strategic Event Marketing in connection with Ad:vent's Olympics projects. From July 1993 through August 1995, Mr. Augustine served as Director of Development and Fundraising for America(3), an America's Cup syndicate. Mr. Augustine obtained a J.D. degree from the University of San Diego School of Law, and a B.A. degree from the University of California, Berkeley.

     MICHAEL BERNSTEIN joined the Company in October 1997 as Vice President of Business Development, Media. From May 1991 to September 1997, Mr. Bernstein held a number of positions with Major League Baseball Properties, including his last position of Vice President, Business Development & New Ventures. Mr. Bernstein obtained a B.S. in Industrial and Labor Relations from Cornell University and an M.B.A. from Columbia University Graduate School of Business.

     KENNETH W. COLBY joined the Company in July 1996 as Director of Engineering and has served as Vice President, Engineering since March 1997. Mr. Colby has over 20 years experience in software development and programming and was a former Director of Research and Development at Integrated Software, a mainframe graphics company. Mr. Colby has received patents for a variety of programs. He also founded Sedona Software, a research and development company. Mr. Colby obtained a B.S. in Electrical Engineering from Purdue University.

     STEVE KLEIN joined the Company in May 1996 as Director of Business Development and Sales and has served as Vice President of Business Development, Networks since March 1997. From 1994 to 1996, he served as New Business Development Manager for General Instrument Corporation where he was one of the originating founders of the SURFboard Program, General Instrument's Internet cable modem technology and product line. From 1988 to 1992, Mr. Klein held various product management and technical management positions at General Instrument's VideoCipher Division. Mr. Klein obtained an M.B.A. from San Diego State University and a B.S. in Engineering from Ohio State University.

     EDWARD DAVID has served as a director of the Company since its inception in August 1995, and has served as President of Edward E. David, Inc., a telecommunications consulting firm since 1992. In addition, since April 1996, Dr. David has served as Vice President of Washington Advisory Group LLC. He has been Science Advisor to the President of the United States, and Director of the White House Office of Science and Technology. Dr. David was also President of Exxon Research and Engineering Company and Executive Director of Bell Telephone Laboratories. Mr. David serves as a director for Intermagnetics General Corporation, Spacehab, Inc., and Protein Polymar Technologies, all of which are publicly traded companies. Until recently, he served as the U.S. Representative to the NATO Science Committee.

     MARK DOWLEY joined the Company as a director in January 1997 and is the Chief Executive Officer of Momentum IMC, an advertising agency division of McCann-Erickson, a national advertising firm. Mr. Dowley has over ten years experience in major event management, promotion, and sponsorship. Mr. Dowley's past and current clients include the NBA, the PGA Tour, NCAA, The Walt Disney Company and Universal Studios. Mr. Dowley is also a member of McCann-Erickson's board of directors. Mr. Dowley received a B.A. degree in Economics from the College of Wooster.

     ALAN Z. SENTER joined the Company as a director in September 1997. From September 1994 to June 1997, Mr. Senter served as Executive Vice President, Chief Financial Officer and as a member of the Policy Council of Nynex Corporation. From November 1993 to August 1994 and since June 1996, Mr. Senter has served as Chairman of Senter Associates, a consulting firm founded by Mr. Senter in November 1993. From August 1992 to November 1993, Mr. Senter served as Executive Vice President, Chief Financial Officer and a director of GAF/ISP Corporation. From January 1990 to July 1992, Mr. Senter served as Vice President of Finance for Xerox Corporation. Mr. Senter serves on the Board of Directors of XL Insurance and Advanced Radio Telecom, both publicly traded companies. Mr. Senter obtained a B.S. in economics and political science from the University of Rhode Island and an M.B.A. from the University of Chicago.

     ISAAC WILLIS has served as a director of the Company since November 1995. Dr. Willis is a private investor with experience in venture financing and banking, including the founding of Heritage Bank, Commercial Bank of Georgia and Commercial Bank of Gwinnett. Dr. Willis has been a Professor and Director of Dermatology Research at Morehouse School of Medicine since 1983 and was a Past Commander of the 3297th U.S. Army Hospital. Dr. Willis obtained a M.D. from Howard University and a B.S. in Chemistry and Mathematics from Morehouse College.

CLASSIFIED BOARD OF DIRECTORS

     Classified Board of Directors. The Company's Amended and Restated Certificate to be adopted prior to the closing of the Offering will provide for the Company's Board to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms. As a result, approximately one-third of the Company's Board will be elected each year. The directors in Class I will be Mark Dowley and Isaac Willis, whose terms will expire at the annual stockholders meeting in 1998. The directors in Class II will be Edward David and Alan Senter, whose terms will expire at the annual stockholders meeting in 1999. The directors in Class III will be William Grimes and Harry Gruber, whose terms will expire at the annual stockholders meeting in 2000. The classified board provision will help to assure the continuity and stability of the Company's Board and the business strategies and policies of the Company as determined by the Board.

COMMITTEES OF THE BOARD OF DIRECTORS

     Audit Committee. Concurrently with the closing of the Offering, the Board of Directors will establish an audit committee (the "Audit Committee") which will consist of Messrs. David, Senter and Willis. The Audit Committee will be established to make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plans and results of the audit engagement, approve professional services provided by the independent public accountants, review the independence of the independent public accountants, consider the range of audit and non-audit fees and review the adequacy of the Company's internal accounting controls.

     Compensation Committee. Concurrently with the closing of the Offering, the Board of Directors will establish a compensation committee (the "Compensation Committee"), which will consist of Messrs. Dowley, Grimes and Senter, to determine compensation for the Company's senior executive officers and to administer the 1996 Stock Plan.

     The Board of Directors of the Company initially will not have a nominating committee or any other committee.

COMPENSATION OF DIRECTORS

     The directors of the Company have never received any cash compensation from the Company for services rendered as directors. Each of the non-management directors has received compensation in the form of restricted stock awards or non-statutory stock options to purchase up to 25,192 Common Stock shares of the Company. Mr. Grimes received an additional option to purchase up to 25,192 shares of Common Stock for serving as Vice Chairman of the Board. Dr. Willis received an additional option to purchase up to 25,192 shares in light of his additional contributions made to the Company. Such stock awards and options are subject to repurchase rights or vesting schedules.

STOCK COMMITTEE

     During 1996, the Stock Committee of the Company's Board of Directors, which administered the 1996 Stock Plan, consisted of Dr. Gruber, the Company's President and Chief Executive Officer, and a former director of the Company. No options were granted to Dr. Gruber or to such former director while such individuals served on the Stock Committee. No executive officer of the Company served on the compensation committee of another entity or on any other committee of the board of directors of another entity performing similar functions during the last fiscal year, and no executive officer of the Company served as a director of another entity that had an executive officer serving on the Stock Committee of the Company.

EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning compensation for the fiscal year ended December 31, 1996 received by the Chief Executive Officer. No other executive officer of the Company meets the definition of "highly compensated" within the meaning of the executive compensation disclosure rules of the Securities and Exchange Commission (the "Commission").

                           SUMMARY COMPENSATION TABLE

                                                                     ANNUAL COMPENSATION
                                                          ------------------------------------------
                                                                                          OTHER
                        NAME AND                                                         ANNUAL
                  PRINCIPAL POSITIONS                     SALARY($)     BONUS($)     COMPENSATION($)
--------------------------------------------------------  ---------     --------     ---------------
Harry E. Gruber, Chief Executive Officer and
  Chairman of the Board.................................   $87,450        $--            $    --

1996 STOCK PLAN


     The Company adopted the 1996 Stock Plan in December 1996 to enable key employees, officers and consultants of the Company to acquire a proprietary interest in the Company, and thus to create in such persons an increased interest in and a greater concern for the welfare of the Company. The 1996 Stock Plan provided for aggregate option grants of up to 1,889,400 shares. As of November 19, 1997, options to purchase an aggregate of 735,102 shares of Common Stock at prices ranging from $.04 to $9.13 were outstanding under the 1996 Stock Plan.

                              CERTAIN TRANSACTIONS

     Upon incorporation of the Company in August 1995, the Company sold an aggregate of 2,398,278 shares of Common Stock to various individuals for an aggregate of $952, including 705,387 shares to Harry E. Gruber, 705,387 shares to Brian Kenner, 599,555 shares to a predecessor of the Westchester Group LLC, 211,609 shares to Ruth Hargis and 176,340 shares to the A.B. Gruber Living Trust (the "Initial Stockholders"). Allen B. Gruber, the settlor and trustee of the A.B. Gruber Living Trust, is the brother of Harry E. Gruber. In connection with such issuance, the Company entered into stock purchase agreements ("Stock Purchase Agreements") with each of the Initial Stockholders. Each Stock Purchase Agreement granted the Company certain repurchase rights with respect to unvested shares and certain rights of first refusal to purchase vested shares. The Stock Purchase Agreements (including the vesting repurchase provisions contained therein) terminated by their terms in March 1996 when the aggregate proceeds of the Company's equity offerings exceeded $600,000.

     Each of the Initial Stockholders also entered into a Voting Trust Agreement concurrently with execution of a Stock Purchase Agreement. Pursuant to the Voting Trust Agreement, each Initial Stockholder transferred his or her shares to Dr. Gruber as trustee of the Voting Trust (the "Trustee"). In exchange for such shares, the Trustee issued Voting Trust Certificates representing the shares transferred to the Voting Trust. The Voting Trust Agreement grants the Trustee the right to exercise all stockholder voting rights and other rights with respect to the shares transferred to the Voting Trust other than the right to sell, transfer or dispose of such shares. By its terms, the Voting Trust terminates, among other reasons, upon the successful completion of an initial public offering of the Company's securities under the Securities Act involving a gross offering price of at least $7,500,000.

     In March 1996, the Company entered into Vesting Agreements with each of the Initial Stockholders. Each Vesting Agreement grants to the Company the right to repurchase at the original issue price all of an Initial Stockholder's unvested shares upon such person's death or disability or his or her unwillingness to provide the services requested by the Company in such Vesting Agreement. The Vesting Agreements provide for daily vesting of restricted shares of Common Stock over a five-year period (with no shares vesting until March 4, 1997). The Vesting Agreements also grant the Company rights of first refusal to purchase vested shares before such shares may be sold to third parties. In October 1997, the Company amended the Vesting Agreements for the Initial Stockholders other than Dr. Gruber and Mr. Kenner to provide for the termination of such Vesting Agreements (and the vesting of all shares covered thereby) upon the completion of an initial public offering by the Company resulting in gross proceeds of at least $7,500,000 (a "Qualifying IPO"). The Vesting Agreements for Dr. Gruber and Mr. Kenner survive completion of the Offering but have been amended and restated as of October 1997 to provide for the termination, upon completion of a Qualifying IPO, of the Company's rights of first refusal to purchase vested shares and the Company's right to repurchase unvested shares upon the death or disability of Dr. Gruber or Mr. Kenner, as applicable. The Company's rights to repurchase unvested shares also would terminate upon a change of control, with respect to Mr. Gruber, and upon a change of control followed by termination without cause or reduction of annual cash compensation, with respect to Mr. Kenner.


     On August 30, 1995, the Company sold 172,500 shares of Series A Convertible Preferred Stock at $1 per share to various accredited investors for total consideration of $172,500. The Company sold 80,000 of such shares to the A.B. Gruber Living Trust. Each share of Series A Convertible Preferred Stock will be converted into 2.5192 shares of Common Stock upon the closing of the Offering.



     On February 4, 1996, the Company sold an aggregate of 339,562 shares of Series B Convertible Preferred Stock at $1.27 per share to various accredited investors for a total consideration of $431,244. The Company sold 50,000 of such shares to the A.B. Gruber Living Trust, 25,000 of such shares to L. Burton Gruber, the father of Harry Gruber, 3,000 of such shares to Hope Gruber, the sister of Harry Gruber, and 200,000 of such shares to Isaac Willis, who has served as a director of the Company from November 1995 to the present. Each share of Series B Convertible Preferred Stock will be converted into 2.5192 shares of Common Stock upon the closing of the Offering.

     On March 5, 1996, the Company issued 302,296 shares of Common Stock to each of Harry Gruber and Mr. Kenner and 282,166 shares to a predecessor of Westchester Group LLC for aggregate proceeds of $1,760.


     On March 7, 1996, the Company sold 296,147 shares of Series C Convertible Preferred Stock at $2.75 per share to various accredited investors for a total consideration of $814,404. The Company sold 3,500 of such shares to the A.B. Gruber Living Trust, 3,000 of such shares to L. Burton Gruber and 136,364 of such shares to Dr. Willis. Each share of Series C Convertible Preferred Stock will be converted into 2.5192 shares of Common Stock upon the closing of the Offering.



     On April 17, 1996, the Company sold 96,429 shares of Series D Convertible Preferred Stock at $7 per share to various accredited investors for a total consideration of $675,003. The Company sold 7,143 of such shares to Dr. Willis. Each share of Series D Convertible Preferred Stock will be converted into 2.5192 shares of Common Stock upon the closing of the Offering.


     On August 9, 1996, the Company sold 154,500 shares of Series E Convertible Preferred Stock at $10 per share to various accredited investors for a total consideration of $1,545,000. The Company sold 10,000 of such shares to Dr. Willis.


     From November 1996 through February 1997, the Company sold 245,500 additional shares of Series E Convertible Preferred Stock at $10 per share to various accredited investors for a total consideration of $2,455,000. The Company sold 54,550 of such shares to Dr. Willis. Each share of Series E Convertible Preferred Stock will be converted into 1.2596 shares of Common Stock upon the closing of the Offering.



     On July 16, 1997, the Company sold 677,498 shares of Series F Convertible Preferred Stock at $6 per share to various accredited investors for a total consideration of $4,064,988. The Company sold 290,000 of such shares to Dr. Willis. The Company received payments for certain of the shares of Series F Preferred Stock issued on July 16, 1997 prior to such date and accounted for such payments as advances from stockholders. Each share of Series F Convertible Preferred Stock will be converted into .6318 of one share of Common Stock upon the closing of the Offering.


     As consideration for the establishment of a strategic alliance in October 1997, the Company issued to NBC 1,280,000 shares of Series G Preferred, and NBC Multimedia made the Company the exclusive provider of technology and services for the distribution of NBC's entertainment audio/visual content by means of the Internet. There are no agreements between management and NBC with respect to voting their respective shares of Common Stock. The Company has granted NBC rights to include shares of Common Stock issuable upon conversion of the Series G Preferred in certain future registrations of the Company's Common Stock, as well as the right to demand on one occasion only that the Company register such shares of Common Stock after the Company becomes eligible to use Form S-3 under the Act. NBC has agreed that neither it, nor its affiliates, will acquire or seek to acquire any of the Company's securities for a period of one year from October 10, 1997, the date of the Purchase Agreement. See "Business--Strategic Alliance with NBC Multimedia."


     NBC Multimedia has agreed, subject to certain closing conditions, to purchase 210,526 shares of Common Stock in the Direct Offering at the price per share to the public in the Offering. After the consummation of the Offering and the Direct Offering, NBC Multimedia and NBC will together own approximately 10% of the outstanding shares of capital stock of the Company. Upon consummation of the Direct Offering, the Company will be obligated to pay NBC Multimedia $2,000,000 in installments over three calendar quarters for the costs of producing and operating the Revenue Sharing Area and the costs of advertising and promotions to be placed by the Company on web sites controlled by NBC.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of October 22, 1997 and as adjusted after the Offering and the Direct Offering by (i) each of the Company's directors, (ii) each of the Company's executive officers, (iii) each person who is known by the Company to own beneficially more than 5% of the Common Stock and (iv) all directors and executive officers as a group.


                                                                                           PERCENTAGE OF
                                                                                          COMMON STOCK(3)
                                                             NUMBER OF SHARES    ---------------------------------
                                      NUMBER OF SHARES         OF SERIES G         BEFORE THE         AFTER THE
                                       OF COMMON STOCK       PREFERRED STOCK      OFFERING AND      OFFERING AND
       NAME AND ADDRESS(1)          BENEFICIALLY OWNED(2)   BENEFICIALLY OWNED   DIRECT OFFERING   DIRECT OFFERING
----------------------------------  ---------------------   ------------------   ---------------   ---------------
Harry Gruber(4)...................        1,007,680               --                   14.1%             10.8%
Brian Kenner(5)...................        1,007,680               --                   14.1              10.8
Allen Gruber(6)...................          512,657               --                    7.2               5.5
Isaac Willis(7)...................        1,159,385               --                   16.2              12.4
Edward David(8)...................           25,192               --                    0.4               0.3
Mark Dowley.......................        --                      --                     --                --
J. William Grimes.................        --                      --                     --                --
Alan Z. Senter....................        --                      --                     --                --
Douglas Augustine(9)..............           68,067               --                    1.0               0.7
Michael Bernstein.................        --                      --                     --                --
Stephen Klein(10).................           63,219               --                    0.9               0.7
Kenneth Colby(11).................           42,096               --                    0.6               0.5
Westchester Group LLC(12).........          881,720               --                   12.3               9.4
National Broadcasting Company,
  Inc.(13)........................        --                     1,280,000               --               2.1
All directors and executive
  officers as a group (11
  persons)(14)....................        3,373,319               --                   47.0%             36.0%


---------------

 (1) Except as indicated, the address of each person named in the table is c/o InterVU Inc., 201 Lomas Santa Fe Drive, Solana Beach, CA 92075.

 (2) Beneficial ownership of directors, officers and 5% or more stockholders includes both outstanding Common Stock and shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after the date of this table. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

 (3) Assumes consummation of the Direct Offering and no exercise of the Over-Allotment Option.

 (4) Includes 569,070 shares subject to the Company's repurchase right under an Amended and Restated Vesting Agreement.

 (5) Includes 569,070 shares subject to the Company's repurchase right under an Amended and Restated Vesting Agreement.

 (6) Includes 255,069 shares owned by the Gruber Family Limited Partnership, of which Allen Gruber is a general partner, and 81,244 shares owned by the Judith Gruber Living Trust, of which Judith Gruber, Allen Gruber's wife, is settlor and trustee.

 (7) Includes 953,867 shares owned by the Willis Family Trust, of which Mr. Willis is settlor. Includes 14,486 shares subject to the Company's repurchase right under a restricted stock agreement and 4,070 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after the date of this table.

 (8) Includes 14,486 shares subject to the Company's repurchase right under a restricted stock agreement.

 (9) Includes 47,947 shares subject to the Company's repurchase right under a restricted stock agreement and 5,087 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after the date of this table.

(10) Includes 45,692 shares subject to the Company's repurchase right under a restricted stock agreement. Includes 239 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after the date of this table.

(11) Includes 25,433 shares subject to the Company's repurchase right under a restricted stock agreement and 4,308 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after the date of this table.

(12) The membership interests of Westchester Group LLC are owned by Marcia Berman individually, with respect to 99.5% of the interests, and as custodian for her minor children under the New York Uniform Gifts to Minors Act, with respect to .5% of the interests.


(13) The shares of Series G Preferred owned by NBC become convertible at the option of the holder on July 10, 1998. The holder of each share of Series G Preferred shall have the right to vote on an as-converted basis. With respect to such vote, each holder of Series G Preferred will have full voting rights and powers of the holders of Common Stock. As of the date of this table, NBC owns 100% of the outstanding Series G Preferred. NBC Multimedia, a wholly owned subsidiary of NBC, has agreed, subject to certain closing condition, to purchase 210,526 shares of Common Stock in the Direct Offering at the price per share to the public in the Offering.


(14) See Notes (4), (5), (7), (8), (9), (10) and (11).

                          DESCRIPTION OF CAPITAL STOCK

     The following summary description of the capital stock of the Company does not purport to be complete and is subject to the provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate") and Amended and Restated Bylaws (the "Bylaws"), which are included as exhibits to the Registration Statement of which this Prospectus forms a part, and by the provisions of applicable law.

     Upon the closing of the Offering, the authorized capital stock of the Company will consist of 20,000,000 shares of Common Stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share, after giving effect to amendments to the Company's Certificate that have been approved by the Company's Board of Directors and stockholders.

COMMON STOCK

     As of October 15, 1997, there were 3,929,592 shares of Common Stock outstanding held of record by 37 stockholders.

     Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company. Subject to the preferences that may be applicable to any outstanding preferred stock, the holders of Common Stock are entitled to a ratable distribution of any dividends that may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior liquidation rights of any outstanding preferred stock. The Common Stock has no preemptive, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in the Offering, when issued and paid for, will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any preferred stock which the Company may designate and issue in the future.

PREFERRED STOCK

     Upon the closing of the Offering, each outstanding share of preferred stock, other than shares of Series G Preferred, will be converted into Common Stock, and such shares of preferred stock will be automatically retired. Thereafter, the Board of Directors will be authorized, without further stockholder approval, to issue up to 3,720,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted or imposed upon any unissued shares of preferred stock and to fix the number of shares constituting any series and the designations of such series.


     The Company has designated 1,200,000 shares of preferred stock as Series F Preferred Stock. In July and August 1997, the Company issued an aggregate of 765,830 shares of Series F Preferred Stock to various accredited investors. Upon consummation of the Offering, all shares of Series F Preferred Stock will be converted into shares of Common Stock based on a conversion price of $9.50 per share. The conversion price applicable to the Series F Preferred Stock would have been $9.53 per share but for an antidilution adjustment triggered by the initial public offering price per share.


     The Board of Directors of the Company has designated 1,280,000 shares of preferred stock as Series G Preferred Stock. The holders of Series G Preferred are entitled to receive dividends, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock of the Company) on the Common Stock of the Company, at the rate of $0.64 per share per annum, payable quarterly, when, as and if declared by the Board of Directors. In the event of any liquidation, dissolution or winding up of the Company, the holders of Series G Preferred will be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, an amount equal to $8.00 per share. Each share of Series G Preferred will be convertible, at the option of the holder thereof, at any time nine months after the date of issuance, into .6298 shares of Common Stock, subject to adjustments for stock splits, stock dividends or combinations of outstanding shares of Common Stock. The holder of each share of Series G Preferred shall have the right to one vote for each share of Common Stock into which such Series G Preferred is then convertible or into which it would be convertible but for the nine-month restriction on conversions described above. With respect to such vote, each holder of Series G Preferred will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock. The Company has granted NBC rights to include shares of Common Stock issuable upon conversion of the Series G Preferred in certain future registrations of the Company's Common Stock, as well as the right to demand on one occasion only that the Company register such shares of Common Stock after the Company becomes eligible to use Form S-3 under the Act.


     Future issuances of preferred stock may have the effect of delaying or preventing a change in control of the Company. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of the Common Stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock. As of the closing of the Offering, no shares of preferred stock, other than the Series G Preferred, will be outstanding, and the Company currently has no plans to issue any shares of preferred stock.


DELAWARE LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     The following is a description of certain provisions of the Delaware General Corporation Law (the "DGCL") and the Company's Certificate and Bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to the DGCL, the Certificate and the Bylaws.

     InterVU is subject to the provisions of Section 203 of the DGCL. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the past three years did own, 15% of the corporation's voting stock.

     Certain provisions of the Certificate and the Bylaws could have anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the policies formulated by InterVU's Board. In addition, these provisions are intended to ensure that the Board will have sufficient time to act in what the Board of Directors believes to be in the best interests of the Company and its stockholders. These provisions also are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover of the Company that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of the Company. The provisions are also intended to discourage certain tactics that may be used in proxy fights.

     Classified Board of Directors. The Certificate provides for the Company's Board to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms. As a result, approximately one-third of the Company's Board will be elected each year. The directors in Class I will be Mark Dowley and Isaac Willis, whose term will expire at the annual stockholders meeting in 1998. The directors in Class II will be Edward David and Alan Senter, whose terms will expire at the annual stockholders meeting in 1999. The directors in Class III will be William Grimes and Harry Gruber, whose terms will expire at the annual stockholders meeting in 2000. The classified board provision will help to assure the continuity and stability of the Company's Board and the business strategies and policies of the Company as determined by the Board. The classified board provision could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company. In addition, the classified board provision could delay stockholders who do not like the policies of the Company's Board from removing a majority of the Board for two years.

     No Stockholder Action by Written Consent; Special Meetings. The Certificate provides that stockholder action can only be taken at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting. The Bylaws provide that special meetings of stockholders may be called only by the Board, its Chairman or the President of the Company. Stockholders are not permitted to call a special meeting of stockholders or to require that the Board call a special meeting.

     Advance Notice Requirements for Stockholder Proposals and Director Nominees. The Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedure"). The Stockholder Notice Procedure provides that only persons who are nominated by, or at the direction of, the Company's Board or its Chairman, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Stockholder Notice Procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Board or its Chairman or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. Under the Stockholder Notice Procedure, if a stockholder desires to submit a proposal or nominate persons for election as directors at an annual meeting, the stockholder must submit written notice to the Company not less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting (or if the date of the annual meeting is not within 30 days before or after such anniversary date, then, to be timely, notice must be received no later than the 10th day after notice of the meeting was mailed or after public announcement of the date of such meeting is first made). In addition, under the Stockholder Notice Procedure, a stockholder's notice to the Company proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain certain specified information. If the chairman of a meeting determines that business was not properly brought before the meeting, in accordance with the Stockholder Notice Procedure, such business shall not be discussed or transacted.

     Number of Directors; Removal; Filling Vacancies. The Bylaws provide that the Company's Board will consist of between three and eleven members, the exact number to be fixed from time to time by resolution adopted by the directors of the Company. The Board currently consists of six directors. Further, subject to the rights of the holders of any series of preferred stock then outstanding, the Bylaws authorize the Board to fill newly created directorships. Accordingly, this provision could prevent a stockholder from obtaining majority representation on the Board by permitting the Board to enlarge the size of the Board and fill the new directorships with its own nominees. A director so elected by the Board holds office until the next election of the class for which such director has been chosen and until his successor is elected and qualified. Subject to the rights of the holders of any series of preferred stock then outstanding, the Bylaws also provide that directors may be removed only for cause and only by the affirmative vote of holders of 66% of the outstanding shares of voting securities. The effect of these provisions is to preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Company's Board by filling the vacancies created by such removal with its own nominees.

     Indemnification. The Company has included in its Certificate and Bylaws provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the DGCL and (ii) indemnify its directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

     Bylaws. The Certificate provides that the Bylaws are subject to adoption, amendment, alteration, repeal or rescission either by (a) a majority of the authorized number of directors or (b) the affirmative vote of the holders of not less than two-thirds of the outstanding shares of voting securities. This provision will make it more difficult for stockholders to make changes in the Bylaws by allowing the holders of a minority of the voting securities to prevent the holders of a majority of voting securities from amending the Bylaws.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is Norwest Shareowner Services, Norwest Bank Minnesota N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering and the Direct Offering, the Company will have outstanding 9,378,835 shares of Common Stock. Of these shares, the 2,000,000 shares sold in the Offering (plus any shares issued upon exercise of the Over-Allotment Option) and the 210,526 shares sold in the Direct Offering will be freely tradeable without restriction under the Securities Act, unless held by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act (an "Affiliate"). The shares sold in the Offering and the Direct Offering are not subject to the lock-up agreements discussed below.


     In general, under Rule 144 as currently in effect, if a period of at least one year has elapsed since the later of the date the "restricted shares" (as that phrase is defined in Rule 144) were acquired from the Company and the date they were acquired from an Affiliate, then the holder of such restricted shares (including an Affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the Common Stock or the average weekly reported volume of trading of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding such sale. The holder may only sell such shares through unsolicited brokers' transactions or directly to market makers. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted shares in accordance with the foregoing volume limitations and other requirements but without regard to the one-year holding period.

     Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted shares were acquired from the Company and the date they were acquired from an Affiliate, as applicable, a holder of such restricted shares who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above.


     The Company's executive officers, directors and stockholders who collectively own substantially all of the 7,168,309 shares of Common Stock issued prior to the Offering have agreed that they will not directly or indirectly, offer to sell, sell, grant an option for the sale of, assign, transfer, pledge, hypothecate or otherwise encumber or dispose of any securities issued by the Company, including Common Stock or securities convertible into or exchangeable or exercisable for or evidence any right to purchase or subscribe for any shares of Common Stock whether or not beneficially owned by them, or dispose of any beneficial interest therein, for a period of nine months after the date of this Prospectus, without the prior written consent of Josephthal. Josephthal may, in its sole discretion, and at any time without notice, release all or any portion of the shares subject to such lock-up agreements. After the nine month period, all of the shares of Common Stock subject to the sale restriction will be eligible for sale in the public market pursuant to Rule 144 under the Securities Act, subject to the volume limitations and other restrictions contained in Rule 144. In addition, the shares of Common Stock issuable upon conversion of the Series G Preferred will become eligible for public sale under Rule 144 in October 1998.


     Prior to the Offering, there has been no public market for the Common Stock of the Company and no predictions can be made as to the effect, if any, that sales of shares of Common Stock will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of the Common Stock in the public market, or the perception that such sales may occur, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors -- Shares Eligible for Future Sale" and "-- No Prior Trading Market; Possible Volatility of Stock Price."

                                  UNDERWRITING


     The Underwriters named below (the"Underwriters") have severally agreed, subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the Underwriters on a firm commitment basis, the respective number of shares of Common Stock set forth below opposite their names:



                                 UNDERWRITER                               NUMBER OF SHARES
    ---------------------------------------------------------------------  ----------------
    Josephthal Lyon & Ross Incorporated..................................      1,000,000
    Cruttenden Roth Incorporated.........................................      1,000,000
                                                                              ----------
              Total......................................................      2,000,000
                                                                              ==========


     The Underwriters are committed to purchase all the shares of Common Stock offered hereby, if any of such shares are purchased. The Underwriting Agreement provides that the obligations of the several Underwriters are subject to the conditions precedent specified therein.


     The Company has been advised by the Underwriters that they initially propose to offer the Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less concessions of not in excess of $0.40 per share of Common Stock. Such dealers may re-allow a concession not in excess of $0.10 per share of Common Stock to other dealers. After the commencement of the Offering, the public offering price, concession and reallowance may be changed.



     The Underwriters have advised the Company that they do not anticipate sales to discretionary accounts to exceed five percent of the total number of shares of Common Stock offered hereby.



     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act. The Company has also agreed to pay the Underwriters an expense allowance on a non-accountable basis equal to one percent (1%) of the gross proceeds of the Offering.


     The Underwriters have been granted an option by the Company, exercisable within 30 days of the date of this Prospectus, to purchase up to an additional 300,000 shares of Common Stock at the initial public offering price per share of Common Stock offered hereby, less underwriting discounts and the non-accountable expense allowance. Such option may be exercised only for the purpose of covering over-allotments, if any, incurred in the sale of the shares offered hereby. To the extent such option is exercised, in whole or in part, each Underwriter will have a firm commitment, subject to certain conditions, to purchase the number of the additional shares of Common Stock proportionate to its initial commitment.

     Holders of substantially all the shares of the Company's Common Stock, including each officer and director, have executed agreements pursuant to which they have agreed not to offer to sell, sell, grant an option for the sale of, assign, transfer, pledge, hypothecate or otherwise encumber or dispose of any securities issued by the Company, including Common Stock or securities convertible into or exchangeable or exercisable for or evidence any right to purchase or subscribe for any shares of Common Stock whether or not beneficially owned by them, or dispose of any beneficial interest therein, for a period of nine months from the date of this Prospectus without the prior written consent of Josephthal. An appropriate legend shall be marked on the face of the certificates representing all of such securities.


     In connection with the Offering, the Company has agreed to sell to the Underwriters, for nominal consideration, the Advisors' Warrants to purchase from the Company 200,000 shares of Common Stock. The Advisors' Warrants are initially exercisable at a price per share equal to 120% of the initial public offering price for a period of four years commencing one year after the date of this Prospectus and are restricted from sale, transfer, assignment or hypothecation for a period of twelve months from the date hereof, except to officers of Josephthal. The Advisors' Warrants also provide for adjustment in the number of shares of Common Stock issuable upon the exercise thereof as a result of certain subdivisions and combinations of the Common Stock. The Advisors' Warrants grant to the holders thereof certain rights of registration for the securities issuable upon exercise of the Advisors' Warrants.

     The Company has also agreed to pay Josephthal, effective upon the closing of the Offering, a fee of $140,000 for financial advisory services.


     Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock was determined by negotiations between the Company and the Underwriters and was not necessarily related to the Company's asset value, net worth or other established criteria of value. The factors considered in such negotiations, in addition to prevailing market conditions, included the history of and prospects for the industry in which the Company competes, an assessment of the Company's management, the prospects of the Company, its capital structure and certain other factors deemed relevant.



     In connection with the Offering, the Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 300,000 shares of Common Stock, by exercising the Over-Allotment Option. In addition, the Underwriters may impose "penalty bids" whereby they may reclaim from each other (or dealer participating in the Offering) for their account the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for their account in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.


     The foregoing is a summary of the principal terms of the agreements described above and does not purport to be complete. Reference is made to a copy of each such agreement which are filed as exhibits to the Registration Statement. See "Available Information."

                                DIRECT OFFERING


     In addition to the 2,000,000 shares of Common Stock offered in the Offering, the Company is offering 210,526 shares of Common Stock directly to NBC Multimedia at a price per share equal to the initial public offering price set forth on the cover of this Prospectus. The Company and NBC Multimedia have entered into a purchase agreement on customary terms. Upon consummation of the Direct Offering, the Company will be obligated to pay NBC Multimedia for the costs of producing the Revenue Sharing Area and the costs of advertising and promotions to be placed by the Company on Web sites controlled by NBC in installments totalling $2,000,000.


                                 LEGAL MATTERS

     The legality of the Common Stock offered hereby will be passed upon for the Company by Latham & Watkins, San Diego, California. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Orrick, Herrington & Sutcliffe LLP, San Francisco, California.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1995 and 1996 and for the period from August 2, 1995 (Inception) to December 31, 1995, the year ended December 31, 1996 and the period from August 2, 1995 (Inception) to December 31, 1996 appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement (of which this Prospectus is a part and which term shall encompass any amendments thereto) on Form S-1 pursuant to the Securities Act with respect to the Common Stock being offered in the Offering. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to any such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by reference to the Registration Statement exhibits filed as a part thereof.

     This Registration Statement and all other information filed by the Company with the Commission may be inspected without charge at the principal reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part thereof may be obtained upon payment of fees prescribed by the Commission from the Public Reference Section of the Commission at its principal office in Washington, D.C. set forth above. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

                                  INTERVU INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         INDEX TO FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         ----
Report of Ernst & Young LLP, Independent Auditors......................................   F-2
Balance Sheets as of December 31, 1995 and 1996 and September 30, 1997 (unaudited).....   F-3
Statements of Operations for the Period from August 2, 1995 (Inception) to December 31,
  1995, the Year Ended December 31, 1996, the Period from August 2, 1995 (Inception) to
  December 31, 1996, the Nine Months Ended September 30, 1996 and 1997 (unaudited) and
  the Period from August 2, 1995 (Inception) to September 30, 1997 (unaudited).........   F-4
Statement of Stockholders' Equity for the Period from August 2, 1995 (Inception) to
  December 31, 1995, the Year Ended December 31, 1996, and the Nine Months Ended
  September 30, 1997 (unaudited).......................................................   F-5
Statements of Cash Flows for the Period from August 2, 1995 (Inception) to December 31,
  1995, the Year Ended December 31, 1996, the Period from August 2, 1995 (Inception) to
  December 31, 1996, the Nine Months Ended September 30, 1996 and 1997 (unaudited) and
  the Period from August 2, 1995 (Inception) to September 30 1997 (unaudited)..........   F-6
Notes to Financial Statements..........................................................   F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS
INTERVU INC.

We have audited the accompanying balance sheets of InterVU Inc. (a development stage company) as of December 31, 1995 and 1996, and the related statements of operations, stockholders' equity and cash flows for the period from August 2, 1995 (Inception) to December 31, 1995, the year ended December 31, 1996 and for the period from August 2, 1995 (Inception) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InterVU Inc. (a development stage company) at December 31, 1995 and 1996, and the results of its operations and its cash flows for the period from August 2, 1995 (Inception) to December 31, 1995, the year ended December 31, 1996, and for the period from August 2, 1995 (Inception) to December 31, 1996, in conformity with generally accepted accounting principles.

                                             ERNST & YOUNG LLP

San Diego, California
May 2, 1997,
except for Note 8, as to which the date is November 17, 1997

                                  INTERVU INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS

                                     ASSETS


                                                                                                                      PRO FORMA
                                                                                                                    STOCKHOLDERS'
                                                                                DECEMBER 31,                          EQUITY AT
                                                                            ---------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                                                              1995        1996          1997            1997
                                                                            --------   ----------   -------------   -------------
                                                                                                     (UNAUDITED)     (UNAUDITED)
Current assets:
  Cash and cash equivalents...............................................  $508,754   $2,507,822    $ 4,358,088
  Accounts receivable.....................................................        --           --         50,582
  Prepaid and other current assets........................................        --       10,095         10,924
                                                                            --------   ----------     ----------
Total current assets......................................................   508,754    2,517,917      4,419,594
Property and equipment, net...............................................    12,666      252,286        430,398
Other assets..............................................................        --        6,274          6,269
Deferred offering costs...................................................        --           --        223,869
                                                                            --------   ----------     ----------
        Total assets......................................................  $521,420   $2,776,477    $ 5,080,130
                                                                            ========   ==========     ==========
                                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................................  $     --   $   87,084    $   147,503
  Accrued liabilities.....................................................        --       65,970        118,682
  Current portion, lease commitments......................................        --           --         11,814
                                                                            --------   ----------     ----------
        Total current liabilities.........................................        --      153,054        277,999
Lease commitments.........................................................        --           --         10,974
Advances from stockholders................................................   411,241       26,500             --
Stockholders' equity:
  Preferred stock, $.001 par value: 4,650,000 shares authorized
    Series A convertible preferred stock, Designated -- 250,000 shares;
      Issued and outstanding -- 172,500 shares at December 31, 1995 and
      1996 and September 30, 1997; Liquidation preference -- $172,500 at
      December 31, 1995 and 1996 and September 30, 1997...................       173          173            173     $        --
    Series B convertible preferred stock, Designated -- 400,000 shares;
      Issued and outstanding -- 339,562 shares at December 31, 1996 and
      September 30, 1997; Liquidation preference -- $431,243 at December
      31, 1996 and September 30, 1997.....................................        --          340            340              --
    Series C convertible preferred stock, Designated -- 400,000 shares;
      Issued and outstanding -- 296,147 shares at December 31, 1996 and
      September 30, 1997; Liquidation preference -- $814,404 at December
      31, 1996 and September 30, 1997.....................................        --          296            296              --
    Series D convertible preferred stock, Designated -- 200,000 shares;
      Issued and outstanding -- 96,429 shares at December 31, 1996 and
      September 30, 1997; Liquidation preference -- $675,003 at December
      31, 1996 and September 30, 1997.....................................        --           96             96              --
    Series E convertible preferred stock, Designated -- 400,000 shares;
      Issued and outstanding -- 289,500 and 400,000 shares at December 31,
      1996 and September 30, 1997, respectively; Liquidation
      preference -- $2,895,000 at December 31, 1996 and $4,000,000 at
      September 30, 1997..................................................        --          290            400              --
    Series F convertible preferred stock, Designated -- 1,200,000 shares;
      Issued and outstanding -- 721,664 shares at September 30, 1997;
      Liquidation preference -- $4,329,984 at September 30, 1997..........        --           --            721              --
    Series G convertible preferred stock (pro forma)
      Designated -- 1,280,000 shares; Issued and outstanding -- 1,280,000
      pro forma; Liquidation preference -- $10,240,000....................        --           --             --           1,280
  Common stock, $0.001 par value Authorized -- 16,000,000 shares; Issued and outstanding -- 2,398,278 shares at December 31, 1995 and 4,006,787 shares at December 31, 1996 and 3,929,592 at September 30, 1997
    (7,168,309 shares unaudited pro forma)................................     2,398        4,007          3,929           7,167
  Additional paid-in capital..............................................   153,628    5,324,591     11,281,740      11,279,248
  Notes receivable from common stockholders...............................        --       (5,570)        (3,117)         (3,117)
  Deferred compensation...................................................        --     (403,202)      (826,515)       (826,515)
  Deficit accumulated during the development stage........................   (46,020)  (2,324,098)    (5,666,906)     (5,666,906)
                                                                            --------   ----------     ----------      ----------
        Total stockholders' equity........................................   110,179    2,596,923      4,791,157     $ 4,791,157
                                                                                                                      ==========
                                                                            --------   ----------     ----------
        Total liabilities and stockholders' equity........................  $521,420   $2,776,477    $ 5,080,130
                                                                            ========   ==========     ==========


                            See accompanying notes.

                                  INTERVU INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS

                            PERIOD FROM                        PERIOD FROM                                    PERIOD FROM
                          AUGUST 2, 1995                     AUGUST 2, 1995            NINE MONTHS          AUGUST 2, 1995
                          (INCEPTION) TO     YEAR ENDED      (INCEPTION) TO        ENDED SEPTEMBER 30,      (INCEPTION) TO
                           DECEMBER 31,     DECEMBER 31,      DECEMBER 31,      -------------------------    SEPTEMBER 30,
                               1995             1996              1996             1996          1997            1997
                          ---------------   -------------   -----------------   -----------   -----------   ---------------
                                                                                (UNAUDITED)   (UNAUDITED)     (UNAUDITED)
Revenues.................    $      --      $          --      $        --      $        --   $    84,122     $    84,122
Operating expenses:
  Research and
     development.........       32,632          1,420,483        1,453,115          966,519     1,300,712       2,753,827
  Selling, general and
     administrative......       16,542            910,040          926,582          531,206     2,202,747       3,129,329
                              --------        -----------      -----------      -----------   -----------     -----------
Total operating
  expenses...............       49,174          2,330,523        2,379,697        1,497,725     3,503,459       5,883,156
                              --------        -----------      -----------      -----------   -----------     -----------
Loss from operations.....      (49,174)        (2,330,523)      (2,379,697)      (1,497,725)   (3,419,337)     (5,799,034)
Interest income..........        3,154             52,445           55,599           33,628        76,529         132,128
                              --------        -----------      -----------      -----------   -----------     -----------
Net loss.................    $ (46,020)     $  (2,278,078)     $(2,324,098)     $(1,464,097)  $(3,342,808)    $(5,666,906)
                              ========        ===========      ===========      ===========   ===========     ===========
Pro forma net loss per
  share..................                   $        (.31)                                    $      (.41)
                                              ===========                                     ===========
Shares used in computing
  pro forma net loss per
  share..................                       7,337,448                                       8,253,093
                                              ===========                                     ===========

                            See accompanying notes.

                                  INTERVU INC.
                         (A DEVELOPMENT STAGE COMPANY)

                       STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                                                     NOTES
                                                                                                                   RECEIVABLE
                                                          PREFERRED STOCK        COMMON STOCK       ADDITIONAL        FROM
                                                         ------------------   -------------------     PAID-IN        COMMON
                                                          SHARES     AMOUNT    SHARES     AMOUNT      CAPITAL     STOCKHOLDERS
                                                         ---------   ------   ---------   -------   -----------   ------------
  Issuance of common stock at $.0004 per share to
    founders for cash in August 1995...................         --   $  --    2,398,278   $2,398    $    (1,446)    $     --
  Issuance of Series A convertible preferred stock at
    $1.00 per share for cash in August 1995, net of
    issuance costs of $17,253..........................    172,500     173           --       --        155,074           --
  Net loss.............................................         --      --           --       --             --           --
                                                         ---------   ------   ---------   -------   -----------   ------------
Balance at December 31, 1995...........................    172,500     173    2,398,278    2,398        153,628           --
  Issuance of common stock at $.004 per share for cash
    and notes receivable in January 1996...............         --      --      147,373      147            438          (70)
  Issuance of Series B convertible preferred stock at
    $1.27 per share for cash in February 1996, net of
    issuance costs of $12,758..........................    339,562     340           --       --        418,146           --
  Issuance of Series C convertible preferred stock at
    $2.75 per share for cash in March 1996, net of
    issuance costs of $21,067..........................    296,147     296           --       --        793,041           --
  Issuance of common stock at $.002 per share to
    founders for cash in March 1996....................         --      --      886,758      887            873           --
  Issuance of Series D convertible preferred stock at
    $7.00 per share for cash in April 1996, net of
    issuance costs of $18,931..........................     96,429      96           --       --        655,976           --
  Issuance of common stock at $.024 per share for cash
    and notes receivable in April 1996.................         --      --      444,639      445         10,145       (1,500)
  Issuance of Series E convertible preferred stock at
    $10.00 per share for cash from August through
    December 1996, net of issuance costs of $28,659....    289,500     290           --       --      2,866,051           --
  Issuance of common stock at $.04 per share for cash
    and notes receivable in December 1996..............         --      --      129,739      130          5,020       (4,000)
  Deferred compensation................................         --      --           --       --        421,273           --
  Amortization of deferred compensation................         --      --           --       --             --           --
  Net loss.............................................         --      --           --       --             --           --
                                                         ---------   ------   ---------   -------   -----------   ------------
Balance at December 31, 1996...........................  1,194,138   1,195    4,006,787    4,007      5,324,591       (5,570)
  Issuance of Series E convertible preferred stock at
    $10.00 per share for cash in January 1997, net of
    issuance costs of $3,967 (unaudited)...............     13,500      13           --       --        131,020           --
  Issuance of Series E convertible preferred stock at
    $10.00 per share for cash in February 1997, net of
    issuance cost of $24,417 (unaudited)...............     97,000      97           --       --        945,486           --
  Issuance of Series F convertible preferred stock at
    $6.00 per share for cash and conversion of advances
    from stockholders in July and August 1997, net of
    issuance costs of $10,179 (unaudited)..............    721,664     721           --       --      4,319,084           --
  Repayments of notes receivable from common
    shareholders (unaudited)...........................         --      --           --       --             --        1,065
  Exercise of stock options at $0.04 per share for cash
    in July 1997 (unaudited)...........................         --      --       31,490       31          1,219           --
  Repurchase of restricted stock at $0.024 per share
    for cash and cancellation of note receivable in
    September 1997 (unaudited).........................         --      --     (108,685)    (109)        (2,479)       1,388
  Deferred compensation (unaudited)....................         --      --           --       --        562,819           --
  Amortization of deferred compensation (unaudited)....         --      --           --       --             --           --
  Net loss (unaudited).................................         --      --           --       --             --           --
                                                         ---------   ------   ---------   -------   -----------   ------------
Balance at September 30, 1997 (unaudited)..............  2,026,302   $2,026   3,929,592   $3,929    $11,281,740     $ (3,117)
                                                          ========   =======   ========   ========   ==========   ===========

                                                                          DEFICIT
                                                                        ACCUMULATED
                                                                         DURING THE        TOTAL
                                                           DEFERRED     DEVELOPMENT    STOCKHOLDERS'
                                                         COMPENSATION      STAGE          EQUITY
                                                         ------------   ------------   -------------
  Issuance of common stock at $.0004 per share to
    founders for cash in August 1995...................   $       --    $        --     $       952
  Issuance of Series A convertible preferred stock at
    $1.00 per share for cash in August 1995, net of
    issuance costs of $17,253..........................           --             --         155,247
  Net loss.............................................           --        (46,020)        (46,020)
                                                         ------------   ------------   -------------
Balance at December 31, 1995...........................           --        (46,020)        110,179
  Issuance of common stock at $.004 per share for cash
    and notes receivable in January 1996...............           --             --             515
  Issuance of Series B convertible preferred stock at
    $1.27 per share for cash in February 1996, net of
    issuance costs of $12,758..........................           --             --         418,486
  Issuance of Series C convertible preferred stock at
    $2.75 per share for cash in March 1996, net of
    issuance costs of $21,067..........................           --             --         793,337
  Issuance of common stock at $.002 per share to
    founders for cash in March 1996....................           --             --           1,760
  Issuance of Series D convertible preferred stock at
    $7.00 per share for cash in April 1996, net of
    issuance costs of $18,931..........................           --             --         656,072
  Issuance of common stock at $.024 per share for cash
    and notes receivable in April 1996.................           --             --           9,090
  Issuance of Series E convertible preferred stock at
    $10.00 per share for cash from August through
    December 1996, net of issuance costs of $28,659....           --             --       2,866,341
  Issuance of common stock at $.04 per share for cash
    and notes receivable in December 1996..............           --             --           1,150
  Deferred compensation................................     (421,273)            --              --
  Amortization of deferred compensation................       18,071             --          18,071
  Net loss.............................................           --     (2,278,078)     (2,278,078)
                                                         ------------   ------------   -------------
Balance at December 31, 1996...........................     (403,202)    (2,324,098)      2,596,923
  Issuance of Series E convertible preferred stock at
    $10.00 per share for cash in January 1997, net of
    issuance costs of $3,967 (unaudited)...............           --             --         131,033
  Issuance of Series E convertible preferred stock at
    $10.00 per share for cash in February 1997, net of
    issuance cost of $24,417 (unaudited)...............           --             --         945,583
  Issuance of Series F convertible preferred stock at
    $6.00 per share for cash and conversion of advances
    from stockholders in July and August 1997, net of
    issuance costs of $10,179 (unaudited)..............           --             --       4,319,805
  Repayments of notes receivable from common
    shareholders (unaudited)...........................           --             --           1,065
  Exercise of stock options at $0.04 per share for cash
    in July 1997 (unaudited)...........................           --             --           1,250
  Repurchase of restricted stock at $0.024 per share
    for cash and cancellation of note receivable in
    September 1997 (unaudited).........................           --             --          (1,200)
  Deferred compensation (unaudited)....................     (562,819)            --              --
  Amortization of deferred compensation (unaudited)....      139,506             --         139,506
  Net loss (unaudited).................................           --     (3,342,808)     (3,342,808)
                                                         ------------   ------------   -------------
Balance at September 30, 1997 (unaudited)..............   $ (826,515)   $(5,666,906)    $ 4,791,157
                                                         ============   ============   ============

                            See accompanying notes.

                                  INTERVU INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS

                                      PERIOD FROM
                                       AUGUST 2,                    PERIOD FROM                                  PERIOD FROM
                                         1995                        AUGUST 2,                                    AUGUST 2,
                                      (INCEPTION)    YEAR ENDED         1995            NINE MONTHS ENDED            1995
                                          TO          DECEMBER     (INCEPTION) TO         SEPTEMBER 30,         (INCEPTION) TO
                                     DECEMBER 31,        31,        DECEMBER 31,    -------------------------   SEPTEMBER 30,
                                         1995           1996            1996           1996          1997            1997
                                     -------------   -----------   --------------   -----------   -----------   --------------
                                                                                    (UNAUDITED)   (UNAUDITED)    (UNAUDITED)
OPERATING ACTIVITIES
Net loss............................   $ (46,020)    $(2,278,078)   $ (2,324,098)   $(1,464,097)  $(3,342,808)   $ (5,666,906)
Adjustments to reconcile net loss to
  net cash used in operating
  activities:
  Amortization of deferred
    compensation....................          --          18,071          18,071         10,260       139,506         157,577
  Depreciation and amortization.....         678          59,305          59,983         35,641       117,771         177,754
  Changes in operating assets and
    liabilities:
    Accounts receivable.............          --              --              --             --       (50,582)        (50,582)
    Prepaid and other current
      assets........................          --         (10,095)        (10,095)       (12,244)         (829)        (10,924)
    Accounts payable................          --          87,084          87,084         40,103        60,419         147,503
    Accrued liabilities.............          --          65,970          65,970         81,854        52,712         118,682
                                        --------     -----------     -----------     ----------   -----------     -----------
Net cash used in operating
  activities........................     (45,342)     (2,057,743)     (2,103,085)    (1,308,483)   (3,023,811)     (5,126,896)
INVESTING ACTIVITIES
Purchases of property and
  equipment.........................     (13,344)       (298,925)       (312,269)      (230,199)     (268,397)       (580,666)
Other assets........................          --          (6,274)         (6,274)            --             5          (6,269)
                                        --------     -----------     -----------     ----------   -----------     -----------
Net cash used in investing
  activities........................     (13,344)       (305,199)       (318,543)      (230,199)     (268,392)       (586,935)
FINANCING ACTIVITIES
Payments on capital leases..........          --              --              --             --        (4,698)         (4,698)
Issuance of common stock............         952          12,515          13,467         11,365         1,250          14,717
Issuance of preferred stock.........     155,247       2,429,124       2,584,371      1,456,654     3,359,921       5,944,292
Advances from stockholders..........     411,241       1,920,371       2,331,612      1,901,682     2,010,000       4,341,612
Repurchase of common stock..........          --              --              --             --        (1,200)         (1,200)
Repayment of stockholder notes
  receivable........................          --              --              --             --         1,065           1,065
Deferred offering costs.............          --              --              --             --      (223,869)       (223,869)
                                        --------     -----------     -----------     ----------   -----------     -----------
Net cash provided by financing
  activities........................     567,440       4,362,010       4,929,450      3,369,701     5,142,469      10,071,919
Net increase in cash and cash
  equivalents.......................     508,754       1,999,068       2,507,822      1,831,019     1,850,266       4,358,088
Cash and cash equivalents at
  beginning of period...............          --         508,754              --        508,754     2,507,822              --
                                        --------     -----------     -----------     ----------   -----------     -----------
Cash and cash equivalents at end of
  period............................   $ 508,754     $ 2,507,822    $  2,507,822    $ 2,339,773   $ 4,358,088    $  4,358,088
                                        ========     ===========     ===========     ==========   ===========     ===========
SUPPLEMENTAL DISCLOSURE OF NONCASH
  INVESTING AND FINANCING
  ACTIVITIES:
  Capital lease obligations entered
    into for equipment..............   $      --     $        --    $         --    $        --   $    27,486    $     27,486
                                        ========     ===========     ===========     ==========   ===========     ===========
  Conversion of advances from
    stockholders to convertible
    preferred stock.................   $      --     $ 2,305,112    $  2,305,112    $ 1,956,241   $ 2,036,500    $  4,341,612
                                        ========     ===========     ===========     ==========   ===========     ===========
  Issuance of common stock in
    exchange for notes receivable...   $      --     $     5,570    $      5,570    $     1,570   $        --    $      5,570
                                        ========     ===========     ===========     ==========   ===========     ===========
  Cancellation of stockholder notes
    receivable......................   $      --     $        --    $         --    $        --   $     1,388    $      1,388
                                        ========     ===========     ===========     ==========   ===========     ===========

                            See accompanying notes.

                                  INTERVU INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

 (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                        30, 1996 AND 1997 IS UNAUDITED)

 1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     InterVU Inc. (the "Company") was incorporated in Delaware on August 2, 1995 to develop and market proprietary technologies and systems for delivering video on the internet. The Company utilizes a proprietary operating system for routing and distributing high quality video over the Internet at high speeds. The Company has commenced planned principal operations, however, as there has been no significant revenue therefrom, the Company is considered to be in the development stage.

     BASIS OF PRESENTATION

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company's assets and the satisfaction of its liabilities in the normal course of business. Since inception, the Company has been engaged in organizational activities, including recruiting personnel, establishing office facilities, research and development and obtaining financing. Through September 30, 1997, the Company had incurred accumulated losses of $5,666,906. Successful completion of the Company's development program and its transition to attaining profitable operations is dependent upon obtaining financing adequate to fulfill its research, development and market introduction activities, and achieving a level of revenues adequate to support the Company's cost structure. Management believes that the funds necessary to meets its capital requirements for the next twelve months will be raised either from the offering contemplated by this Prospectus or by private equity or debt financing. Without the additional financing, the Company will be required to delay, reduce the scope of or eliminate one or more of its research and development projects or market introduction activities and significantly reduce its expenditures on infrastructure and product upgrade programs that enhance the InterVU network architecture.

     INTERIM FINANCIAL DATA

     The financial statements for the nine months ended September 30, 1996 and 1997 and for the period from August 2, 1995 (Inception) to September 30, 1997 are unaudited. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the financial information set forth therein, in accordance with generally accepted accounting principles.

     The results of operations for the interim period ended September 30, 1997 are not necessarily indicative of the results which may be reported for any other interim period or for the year ended December 31, 1997.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash, money market funds, and other highly liquid investments with maturities of three months or less when purchased. The carrying value of these instruments approximates fair value. Such investments are made in accordance with the Company's investment policy, which establishes guidelines relative to diversification and maturities designed to maintain safety and liquidity. The Company has not experienced any losses on its cash and cash equivalents.

     PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, net of accumulated depreciation and depreciated over the estimated useful lives of the assets, ranging from three to five years, using the straight-line method. Leasehold improvements are stated at cost and amortized using the straight-line method over the shorter of the estimated

                                  INTERVU INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

 (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                        30, 1996 AND 1997 IS UNAUDITED)

 1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) useful lives of the assets or the lease term. Amortization of equipment under capital leases is reported with depreciation of property and equipment.

     SOFTWARE DEVELOPMENT COSTS

     Financial accounting standards provide for the capitalization of certain software development costs after technological feasibility of the software is attained. No such costs have been capitalized to date because costs incurred subsequent to reaching technological feasibility have not been material.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

     REVENUE RECOGNITION

     Revenue is generated primarily from video encoding and distribution services. Revenue from video encoding services is recognized as the service is provided and revenue from video distribution services is recognized at the time of delivery.

     CONCENTRATION OF CREDIT RISK

     Credit is extended based on an evaluation of the customer's financial condition and collateral is generally not required. Credit losses have been minimal and such losses have been within management's expectations.

     RESEARCH AND DEVELOPMENT COSTS

     Costs incurred in connection with research and development are charged to operations as incurred.

     IMPAIRMENT OF LONG-LIVED ASSETS

     In 1996, the Company adopted Statement of Financial Accounting Standard
(SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The adoption had no impact on the Company's financial statements.

     STOCK OPTIONS

     In 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which establishes the use of the fair value based method of accounting for stock-based compensation arrangements, under which compensation cost is determined using the fair value of stock-based compensation determined as of the grant date, and is recognized over the periods in which the related services are rendered. SFAS No. 123 also permits companies to elect to continue using the current intrinsic value accounting method specified in Accounting Principles Board (APB) Opinion No. 25 to account for stock-based compensation. The Company

                                  INTERVU INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

 (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                        30, 1996 AND 1997 IS UNAUDITED)

 1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) has decided to retain the current intrinsic value based method, and has disclosed the pro forma effect of using the fair value based method to account for its stock-based compensation (Note 4).

     PRO FORMA NET LOSS PER SHARE

     The Company's pro forma net loss per share calculations are based upon the weighted average number of shares of common stock outstanding. Pursuant to the requirements of the Securities and Exchange Commission Staff Accounting Bulletin No. 83, convertible preferred stock, common stock, and options to purchase common stock issued at prices below the estimated initial public offering price during the twelve months immediately preceding the contemplated initial filing of the registration statement relating to the initial public offering ("IPO"), have been included in the computation of net loss per share as if they were outstanding for all periods presented (using the treasury method assuming repurchase of common stock at the estimated IPO price). The pro forma calculation also gives effect to the conversion of convertible preferred shares not included above that will automatically convert upon completion of the Company's IPO (using the if-converted method) from the original date of issuance. Other shares issuable upon the exercise of stock options have been excluded from the computation because the effect of their inclusion would be antidilutive. Subsequent to the Company's IPO, options under the treasury stock method will be included to the extent they are dilutive. Net loss per share prior to 1996 has not been presented since such amounts are not deemed meaningful due to the significant change in the Company's capital structure that will occur in connection with the IPO.

     PRO FORMA STOCKHOLDERS' EQUITY


     If the offering contemplated by this Prospectus is consummated at an IPO price of $9.50, all of the Series A through Series F convertible preferred stock outstanding will automatically be converted into 3,238,717 shares of common stock, based on the shares of Series A through Series F convertible preferred stock outstanding as of September 30, 1997. The Series G convertible preferred stock will remain outstanding following the offering and does not become convertible until July 10, 1998. Pro forma stockholders' equity at September 30, 1997, as adjusted for the conversion of the Series A through Series F convertible preferred stock and the issuance of 1,280,000 shares of Series G convertible preferred stock to NBC, is disclosed on the balance sheet.


     NEW ACCOUNTING STANDARD

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. Application of the statement is expected to have no impact on primary or fully diluted loss per share for the nine months ended September 30, 1997.

                                  INTERVU INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

 (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                        30, 1996 AND 1997 IS UNAUDITED)

 2. PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following:

                                                           DECEMBER 31,
                                                        ------------------   SEPTEMBER 30,
                                                         1995       1996         1997
                                                        -------   --------   -------------
                                                                             (UNAUDITED)
        Computers...................................... $13,344   $228,729     $ 417,907
        Furniture and fixtures.........................      --     61,676       112,769
        Equipment under capital lease..................      --         --        27,486
        Leasehold improvements.........................      --     11,936        24,172
        Purchased software.............................      --      9,928        25,818
                                                        -------   --------     ---------
                                                         13,344    312,269       608,152
        Less accumulated depreciation..................    (678)   (59,983)     (177,754)
                                                        -------   --------     ---------
                                                        $12,666   $252,286     $ 430,398
                                                        =======   ========     =========

 3. STOCKHOLDER ADVANCES

     At December 31, 1995, the Company received $411,241 in cash advances from certain stockholders that was subsequently converted to Series B convertible preferred stock in February 1996 at a per share price of $1.27. At December 31, 1996, the Company received $26,500 in cash advances from certain stockholders that was subsequently converted into Series E convertible preferred stock in January 1997 at a per share price of $10.00.

 4. STOCKHOLDERS' EQUITY

     CONVERTIBLE PREFERRED STOCK

     A summary of convertible preferred stock at September 30, 1997 is as follows:


                                                                           NUMBER OF
                                                                           SHARES OF
                                                         PREFERENCE         COMMON
                        SHARES        SHARES ISSUED          IN         STOCK ISSUABLE        PER SHARE
         SERIES       AUTHORIZED     AND OUTSTANDING     LIQUIDATION    UPON CONVERSION     DIVIDEND RATE
    ----------------  ----------     ---------------     ----------     ---------------     -------------
    A...............     250,000         172,500         $  172,500         434,562             $ .08
    B...............     400,000         339,562            431,243         855,421               .10
    C...............     400,000         296,147            814,404         746,048               .22
    D...............     200,000          96,429            675,003         242,922               .56
    E...............     400,000         400,000          4,000,000         503,825               .80
    F...............   1,200,000         721,664          4,329,984         455,939               .48



     Series A through Series F of the convertible preferred shares convert, at the option of the holder, into common shares at a rate determined by dividing the original issue price by the conversion price, subject to adjustment for antidilution. The Series F conversion has been adjusted to reflect such adjustment for antidilution at the IPO price of $9.50 per common share. The Series A through Series F convertible preferred shares automatically convert to common shares on the closing of an underwritten public offering of common stock under the Securities Act of 1933 in which the Company receives at least $7,500,000 in gross proceeds.

                                  INTERVU INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

 (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                        30, 1996 AND 1997 IS UNAUDITED)

4. STOCKHOLDERS' EQUITY (CONTINUED)
     In the event of a liquidation of the Company, the holders of convertible preferred stock are entitled to a liquidation preference equal to the sum of (i) the original issue price for each share of convertible preferred stock, and (ii) an amount equal to all declared but unpaid dividends on each such share. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the convertible preferred stock are insufficient to permit the payment to such holders of the full aforesaid preferential amounts, the entire assets and funds of the corporation legally available for distribution must be distributed ratably among the holders of the convertible preferred stock in proportion to the aggregate liquidation preferences of the respective shares, and ratably among the holders of that series in proportion to the amount of such stock owned by each such holder. Any remaining assets of the Company are to be distributed to the common stockholders.

     The holders of convertible preferred stock are entitled to receive annual noncumulative dividends, when, as and if declared by the Board of Directors, prior to and in preference to stockholders of common stock. As of September 30, 1997, no cash dividends had been declared.

     COMMON STOCK

     In August 1995, 2,398,278 shares of common stock were issued to the founders of the Company at a price of $.0004 per share under founder stock purchase agreements. In March 1996, an additional 886,758 shares of common stock were issued to three of the founders at a price of $.002 per share under the founder stock purchase agreements. In January 1996, the Company issued 147,373 shares of common stock to employees at $.004 per share under restricted stock agreements. Also, in April and December 1996, the Company issued 444,639 and 129,739 shares of common stock, respectively, to employees at $.024 and $.04 per share, respectively, under restricted stock agreements. In connection with the founder stock purchase agreements and the restricted stock agreements, the Company has the option to repurchase, at the original issue price, unvested common shares in the event of termination of employment. Shares issued under the agreements generally vest 20% on the first anniversary of the employee's hire date and daily thereafter for four years. At September 30, 1997, 2,536,814 shares were subject to repurchase by the Company.

     In April 1996, the Board of Directors declared a two-for-one stock dividend of the Company's common stock, effectuated as a stock split. Also, on July 16, 1997, the Company declared a two-for-one stock split of the Company's common stock. All applicable share and stock option information have been restated to reflect the split.

     STOCK OPTIONS

     The Company has established a stock option plan to grant options to purchase common stock to consultants, employees, officers and directors of the Company. The Company has authorized for grant under the plan stock options to purchase up to 1,889,400 shares of its common stock.

     Under the terms of the plan, non-qualified and incentive options may be granted to consultants, employees, officers and directors at prices not less than 100% of the fair value on the date of grant. Options generally vest 20% after the first year of employment and daily thereafter for four years. The options expire ten years from the date of grant.

                                  INTERVU INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

 (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                        30, 1996 AND 1997 IS UNAUDITED)

4. STOCKHOLDERS' EQUITY (CONTINUED)
     The following table summarizes the stock option activity for the period from August 2, 1995 (Inception) to September 30, 1997:

                                                                                       WEIGHTED-
                                                                                        AVERAGE
                                                                         NUMBER OF     EXERCISE
                                                                          SHARES         PRICE
                                                                         ---------     ---------
  Granted..............................................................    156,820       $0.04
                                                                          --------      ------
Balance at December 31, 1996...........................................    156,820        0.04
  Granted..............................................................    684,089        3.34
  Exercised............................................................    (31,490)       0.04
  Canceled.............................................................    (88,172)       0.04
                                                                          --------      ------
Balance at September 30, 1997..........................................    721,247       $3.17
                                                                          ========      ======

     As of September 30, 1997, options for 21,090 common shares were exercisable. The weighted average remaining contractual life of outstanding options was approximately 9.5 years at September 30, 1997.

     Pro forma information regarding net income or loss is required to be disclosed in accordance with SFAS No. 123, and has been determined as if the Company has accounted for its employee stock options under the fair value method prescribed in that Statement. The fair value of these options was estimated at the date of grant using the minimal value pricing model with the following weighted average assumptions for 1995 and 1996: risk free interest rate of 6.0%; dividend yield of 0%; and a weighted-average option life of 7 years.

     The minimum value pricing model is similar to the Black-Scholes option valuation model which was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable, except that it excludes the factor for volatility. In addition, option valuation models require the input of highly speculative assumptions.

     Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the related options. The Company's pro forma net loss was $46,020 for the period from August 2, 1995 (Inception) to December 31, 1995, $2,278,002 for the year ended December 31, 1996, $2,324,022 for the period from August 2, 1995 (Inception) to December 31, 1996.

     DEFERRED COMPENSATION

     Through September 30, 1997, the Company recorded deferred compensation for the difference between the price per share of restricted stock issued or the exercise price of stock options granted and the deemed fair value for financial statement presentation purposes of the Company's common stock at the date of issuance or grant. The deferred compensation will be amortized over the vesting period of the related restricted stock or options, which is generally five years. Gross deferred compensation at December 31, 1996 and September 30, 1997 totaled $421,273 and $984,092, respectively, and related amortization expense totaled $18,071 and $139,506 in 1996 and 1997, respectively, and $157,577 for the period from August 2, 1995 (Inception) to September 30, 1997.

                                  INTERVU INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

 (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                        30, 1996 AND 1997 IS UNAUDITED)

4. STOCKHOLDERS' EQUITY (CONTINUED)
     SHARES RESERVED FOR FUTURE ISSUANCE

     At September 30, 1997, the Company had reserved approximately 5.1 million common shares for the conversion of preferred stock, the exercise of stock options and for stock options available for future grant.

5. COMMITMENTS

     The Company leases its principal facilities under two noncancelable operating leases which expire in 1999 with options to renew the leases for up to two years. Total rent expense was $47,648 for the year ended December 31, 1996, $20,722 and $93,209 for the nine months ended September 30, 1996 and 1997, respectively, and $140,857 for the period from August 2, 1995 (Inception) to September 30, 1997.

     Future annual minimum payments under noncancelable capital and operating leases (with initial lease terms in excess of one year) consisted of the following at September 30, 1997:

                                                                   OPERATING   CAPITAL
                                                                    LEASES      LEASES
                                                                   ---------   --------
        1997 (three months)......................................  $  18,193   $  5,965
        1998.....................................................    120,870     13,790
        1999.....................................................     36,190      8,353
                                                                    --------   --------
        Total minimum lease payments.............................  $ 175,253     28,108
                                                                    ========
        Less amounts representing interest.......................                (5,320)
                                                                               --------
        Present value of future minimum lease payments...........                22,788
        Less current portion.....................................               (11,814)
                                                                               --------
        Capital lease obligation, net of current portion.........              $ 10,974
                                                                               ========

6. INCOME TAXES

     Significant components of the Company's deferred tax assets as of December 31, 1996 are shown below. A valuation allowance of $1,008,000 has been recorded at December 31, 1996 to offset the net deferred tax assets as realization is uncertain.

                                                                    DECEMBER 31,
                                                                 1995         1996
                                                               --------    -----------
        Deferred tax assets:
          Net operating loss carryforwards...................  $ 17,000    $   920,000
          Research tax credit carryforwards..................       400         71,000
          Other..............................................     1,000         17,000
                                                               --------    -----------
        Total deferred tax assets............................    18,400      1,008,000
        Valuation allowance..................................   (18,400)    (1,008,000)
                                                               --------    -----------
        Net deferred tax assets..............................  $     --    $        --
                                                               ========    ===========

     The Company had federal and California tax net operating loss carryforwards at December 31, 1996 of approximately $2.3 million. The federal and California tax loss carryforwards will begin to expire in 2010 and 2003, respectively, unless previously utilized. The Company also has federal and California research tax credit

                                  INTERVU INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

 (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                        30, 1996 AND 1997 IS UNAUDITED)

6. INCOME TAXES (CONTINUED)
carryforwards of approximately $47,000 and $38,000, respectively, which will begin to expire in 2010 unless previously utilized.

     Pursuant to Internal Revenue Service Code Sections 382 and 383, use of the Company's net operating loss carryforwards may be limited because of a cumulative change in ownership of more than 50% which occurred during 1996. However, the Company does not believe such limitations will have a material impact on the Company's ability to use these carryforwards.

7. EMPLOYEE BENEFITS

     In 1996, the Company established a cafeteria benefits plan whereby it contributes for each employee an amount equal to $3,000 plus a percentage of each employee's base salary, as approved by the Board of Directors, up to a maximum contribution of $9,000. The employer contribution goes towards the purchase of various benefit packages selected by the employee. The employee may contribute additional amounts as desired. Benefit packages include health care reimbursement, dependent care assistance, various insurance premium payments and a 401(k) plan. Company contributions to the cafeteria benefits plan were $101,832 for the year ended December 31, 1996, $63,258 and $154,692 for the nine months ended September 30, 1996 and 1997, respectively, and $256,524 for the period from August 2, 1995 (Inception) to September 30, 1997.

8. RECENT EVENTS


     In August 1997, the Board of Directors authorized management of the Company to file a registration statement with the SEC permitting the Company to sell shares of its common stock to the public. Concurrent with the closing of the offering contemplated by this prospectus, all of the preferred stock outstanding, excluding 1,280,000 shares of Series G convertible preferred stock, automatically convert into 3,238,717 shares of common stock.



     On November 18, 1996, the Company effected a reverse stock split in which .6298 shares of common stock were exchanged for one share of common stock. All applicable share and stock option information have been restated to reflect the split. Additionally, the Company modified its capital structure to authorize 20,000,000 shares of common stock ($.001 par value) and 5,000,000 shares of preferred stock ($.001 par value). The Board of Directors is authorized, without further stockholder approval, to issue up to 3,720,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted or imposed upon any unissued shares of preferred stock and to fix the number of shares constituting any series and the designations of such series.



     On October 10, 1997, the Company entered into a strategic alliance with NBC Multimedia, Inc. ("NBC Multimedia"), a wholly-owned subsidiary of the National Broadcast Corporation, Inc. ("NBC") whereby the Company became the exclusive provider of technology and services for the distribution of most NBC entertainment audio/visual content by means of the Internet. As consideration for the formation of the strategic alliance, the Company issued to NBC 1,280,000 shares of Series G convertible preferred stock. The Series G convertible preferred stock ($.001 par value) has an aggregate liquidation preference of $10,240,000, a dividend rate of $.64 per share and a conversion rate of .6298 common share to one preferred share, subject to adjustment for dilution. The Series G Convertible Preferred Stock is convertible at the option of the holder commencing on July 10, 1998. The Company is entitled to receive 30% of certain advertising revenues generated under this alliance from NBC websites or, at a minimum, payments from NBC Multimedia for the video delivery services at rates at least as favorable as the most favorable rates offered by the Company to third

                                  INTERVU INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

 (INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                        30, 1996 AND 1997 IS UNAUDITED)

8. RECENT EVENTS (CONTINUED)
parties. The Company is obligated to make $2,000,000 in non-refundable payments to NBC Multimedia for certain production, operating and advertising costs associated with certain NBC websites including payments of (i) $750,000 due on the completion of the initial public offering contemplated by this prospectus,
(ii) $500,000 due at the end of the first calendar quarter following the initial public offering, (iii) $500,000 due at the end of the second calendar quarter following the initial public offering, and (iv) $250,000 due at the end of the third calendar quarter following the initial public offering.

     NBC Multimedia may terminate the agreement without cause by giving 90 days written notice and, following the completion of the offering contemplated by the prospectus, is required to return (i) all shares of Series G convertible preferred stock if termination occurs prior to January 10, 1998 and NBC Multimedia has not promoted, at a minimum, the Company's logo on the NBC Web site or (ii) 600,000 shares of Series G convertible preferred stock if the termination occurs at any other time during the first two years of the exclusive term. The Company will determine the fair value of the Series G convertible preferred stock issued to NBC on the dates the requirements that NBC return some or all of the shares of Series G convertible preferred stock lapse. Based on these provisions, the Company currently expects to charge the then fair value of 680,000 shares of Series G convertible preferred stock to expense in the quarter ending March 31, 1998 and the then fair value of the remaining 600,000 shares of Series G convertible preferred stock to expense in the quarter ending December 31, 1999. Should the Company renegotiate or waive these provisions, removing NBC's obligation to return shares of Series G convertible preferred stock, the Company would expense the fair value of each share at that time. The Company believes that the fair value of the shares of Series G convertible preferred stock will roughly approximate the price at which the stock is then trading, multiplied by the .6298 conversion ratio applicable to the Series G convertible preferred stock. These noncash charges are likely to be substantial and are likely to have a material adverse impact on the Company's results of operations in the periods such expenses are recognized.

                                                                  [INTERVU LOGO]

     Two video banner advertisements are depicted. The first advertisement is a rectangle approximately one inch high and four inches wide containing the words "Volvo V70 and Cross Country"; "Click here for video"; and "V-Banner Delivered, the InterVU Network." At the far right of the rectangle is a one inch by one inch picture of a car. The second advertisement also is a one inch by four inch rectangle that contains the words "Goldwin Golf"; "AVDP System: The Story Behind the Technology"; and "Click Here to Play Through." At the far right of the rectangle is a picture of the head of a golf club.

V-Banner(TM)      InterVU's V-Banner video advertising banners, which integrate real time
Client Videos     audio and video into traditional ad banners, are delivered automatically to
Free Software     end-users with video player capability. V-Banners offer advertisers access to end-users through use of InterVU's All Eyes service. All Eyes identifies each end-user's player software and delivers the video portion of the
                  V-Banner in the compatible encoding format.

                                  [EYEQ LOGO]

     The Company's "Fast Track Analyzer" is depicted. The graphic shows a rectangular computer "window." On the left is a circle, inside of which is a top-down view of the globe with sweeping radii and four points on the globe numbered one through four. The right-hand portion of the graphic contains the InterVU logo; alphabetical and numerical references numbered one through four; and buttons labelled "Stop", "Settings", "Help" and "Exit." Also included are the words "Mapping InterVU Network delivery centers"; "Please Wait"; "Video Delivery Center Status"; "Faster"; "Emulated"; and "Inactive."

V-Banner(TM)      InterVU's EyeQ multimedia software package, made available to InterVU
Client Videos     end-users at no charge, includes InterVU's InstaVU and MPEG video players,
Free Software     a software utility called Get Smart and InterVU's Fast Track Analyzer.
                  InstaVU allows multimedia streaming on a 28.8 Kbps or faster modem. Get
                  Smart installs and manages the EyeQ multimedia software and keeps end-users' computers current with other multimedia capabilities to take advantage of InterVU's service. The Fast Track Analyzer, pictured here,
                  "polls" selected servers on the InterVU Network to determine which server will provide the end- user with the best overall video performance.

======================================================

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                             PAGE
                                             -----
Prospectus Summary.........................      3
Risk Factors...............................      7
Use of Proceeds............................     18
Dividend Policy............................     18
Dilution...................................     19
Capitalization.............................     20
Selected Financial Data....................     21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................     22
Business...................................     26
Management.................................     37
Certain Transactions.......................     41
Principal Stockholders.....................     43
Description of Capital Stock...............     45
Shares Eligible for Future Sale............     48
Underwriting...............................     49
Direct Offering............................     50
Legal Matters..............................     50
Experts....................................     50
Available Information......................     51
Index to Financial Statements..............    F-1


                            ------------------------


UNTIL DECEMBER 14, 1997 (25 DAYS AFTER THE DATE OF
THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


======================================================
======================================================

                                2,000,000 SHARES

                                      LOGO

                                  INTERVU INC.

                                  COMMON STOCK
                             ---------------------

                                   PROSPECTUS
                             ---------------------

                             JOSEPHTHAL LYON & ROSS

                                CRUTTENDEN ROTH
                                  INCORPORATED

                               NOVEMBER 19, 1997


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